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04045207

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

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REGISTRANT'S NAME Toppan Forms Co Ltd

*CURRENT ADDRESS

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SEP 30 2004

THOMSON FINANCIAL

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FILE NO. 82- 4759 FISCAL YEAR 3-31-04

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DATE: 9/30/04

ARIS
3-31-04

TOPPAN FORMS

FILE No. 82-4759

We Are Creating...

PROFILE

Established in 1955, Toppan Forms Co., Ltd., pioneered the production of business forms in Japan. Over the years, it has led the business forms industry by developing a wide variety of innovative products with a diverse range of functions. Toppan Forms has also applied its accumulated technologies to steadily expand its business domains—for example, the launch of its data print services (DPS) operations by utilizing data printing on business forms.

The Internet and digital media are currently bringing about a paradigm shift in the structure of many industries. Toppan Forms views this change as a business chance. The Company will draw on both management resources—such as the production know-how, document management technology, and data processing technology it has accumulated—and state-of-the-art technology to relentlessly create new markets, with the aim of solidifying its position as an integrated information management services company.

CONSOLIDATED FINANCIAL HIGHLIGHTS

Toppan Forms Co., Ltd. and Consolidated Subsidiaries

	Millions of yen			Thousands of U.S. dollars
Years ended March 31	2002	2003	**2004**	**2004**
For the year:				
Net Sales	¥196,489	¥191,324	**¥193,985**	**$1,835,413**
Operating Profit	18,888	15,030	**15,766**	**149,177**
Net Income	10,584	7,630	**8,763**	**82,911**
ROE	11.4	7.8	**8.1**	
At year-end:				
Total Shareholders' Equity	¥ 95,955	¥ 99,969	**¥107,964**	**$1,021,525**
Total Assets	150,979	148,990	**158,077**	**1,495,668**
Cash and Cash Equivalents	24,373	19,836	**23,908**	**226,210**
Total Liabilities	54,407	48,598	**49,991**	**472,989**

	Yen			U.S. dollars
Per share data:				
Net Income	¥92.21	¥65.45	**¥75.60**	**$0.72**
Cash Dividends	23.00	23.00	**23.00**	**0.22**

Note: U.S. dollar amounts have been converted from yen, for convenience only, at the rate of ¥106=U.S.$1, as at March 31, 2004.

Contents

In fiscal 2004, ended March 31, 2004, conditions in Japan's business forms industry continued to be severe due to a further decrease in demand stemming from the networking and streamlining of corporate systems and to price declines brought about by intensified competition. Faced with such harsh conditions, the Toppan Forms Group vigorously pushed ahead to offer customers a wider array of specialist solutions and actively worked to enhance profitability by further rationalizing and restructuring the operations of the whole Group. As a consequence of these endeavors, in the year under review net sales increased 1.4%, to ¥194.0 billion, operating profit rose 4.9%, to ¥15.8 billion, and net income climbed 14.8%, to ¥8.8 billion. Year-end cash dividends were maintained at ¥11.50 per share. Combined with an interim dividend of ¥11.50, total cash dividends for fiscal 2004 were ¥23.00 per share.

Amid the severe conditions that are forecast to prevail in the business forms industry in fiscal 2005, Toppan Forms will strive to consolidate its operating platform and create new markets by reinforcing its customer orientation, thereby enhancing enterprise value.

I would like to take this opportunity to thank shareholders and other investors for the backing they have given the Company. I sincerely hope we can count on your continued support in the years to come.

July 2004

M. Akiyama

Masanori Akiyama
President and CEO



TOPPAN FORMS
ANNUAL REPORT 2004
この度はトッパンフォームズ i communication セミナーにお申込頂き、誠にありがとうございました。セミナー会場にご来場の際は、受講票を台紙から剥がしてお持ちください。
To Our Shareholders and Friends
ここを折り曲げてはがしてください。
TOPPAN FORMS
JOINT FORM
非接触ICチップ内蔵



Masanori Akiyama
President and CEO

Toppan Forms achieved considerable success in its solutions-based marketing activities in fiscal 2004, and the Company posted increases in revenue and profits. While it is expected that the operating environment will remain harsh in the years ahead, Toppan Forms will continue to develop new technologies and integrate these with its existing accumulated technologies to create new value and new markets.

Q. To begin with, would you please summarize the Company's performance in fiscal 2004?

A. Despite especially difficult operating conditions in the business forms industry in the year under review, Toppan Forms posted year-on-year increases in net sales, operating profit, and net income, faring particularly well in DPS and office supplies. I believe such favorable results are attributable to the Company's endeavors to develop and enhance paper-based media and such digital media as IC tags and to efforts to strengthen the Company's ability to provide specialist solutions in such areas as planning and systems development. Improved efficiency in manufacturing processes at Group companies also contributed to higher profits.

In business forms, we took further steps to reduce costs. However, these efforts were not sufficient to counter the effects of declining product prices. The operating environment in DPS was also challenging, characterized by falling processing prices. Nonetheless, we were successful in increasing the number of orders for integrated outsourcing services, an area to which we are devoting significant resources, centered on printing. Toppan Forms will make an even more concerted effort to deal with the effects of price declines in the current fiscal year.

Q. How would you describe recent market conditions?

A. Emanating from the advance of networking and digitization, a shift from paper-based media to digital media is taking place. This transition will continue in the years ahead. Another characteristic of the market in recent years is the decreasing demand for business forms, due to the streamlining of corporate systems in line with mergers—in the financial services industry, for example. In such an environment where the demand structure is changing at an ever-increasing rate, we are seeing a polarization of the business forms market—into multifunctional, composite forms and single-function forms.

Meanwhile, in order to strengthen competitiveness, more and more companies are concentrating their resources on their core competencies by outsourcing general administrative tasks. In addition, the scope of work being outsourced is broadening. Also, thanks to technological innovation and enhanced infrastructure, the ubiquitous society is close to being realized in many fields. With its huge potential for expansion, the ubiquitous-related market is sure to generate many new business opportunities. And, in my view, those business opportunities will center on IC-related products.

Q. What are Toppan Forms' strengths in this evolving environment?

A. Toppan Forms has been keeping a close eye on trends that are shaping the business environment, and in particular the diversification of information media and outsourcing needs and the advent of the ubiquitous society. Seeking to select the most appropriate combination of information media for our customers' business models, we have endeavored to combine the original technologies that we have cultivated in business forms and DPS with new technologies that we have developed in digital media and IC-related products. As a result, Toppan Forms is now able to provide an exceptionally comprehensive service—encompassing a wide variety of information media, including paper-based and digital media—as well as an extensive range of integrated services—ranging from planning and consultation to systems development and information management and processing. I believe this ability to cater to diverse customer needs is Toppan Forms' greatest strength.

To give an example, we make proposals for mailing invitation letters enclosed with IC forms and IC wristbands for companies organizing events. In conjunction with this, we have developed a system to facilitate the management of such information as when visitors enter and leave the venue, the time spent there, and their preferences. We manage the information collected and utilize it in communication tools using our DPS technology, including personalized direct mail. As this example shows, there is no limit to the types of solutions Toppan Forms can offer its customers.

Q. Please outline the Company's medium-term growth strategies.

A. Toppan Forms' fundamental strategy has been to provide customers with integrated information management services by drawing on core technologies in business forms and DPS to respond to all their information-related needs. Going forward, we will continue to work hard to implement this strategy.

In business forms, by enhancing functionality and combining different types of forms and by expanding the form management services market, we will raise added value, sharpen our competitive edge, and increase market share.

In DPS, we will continue to develop cutting-edge technology to respond to customer needs. Also, we will take steps to anticipate our customers' ever-diversifying outsourcing requirements and expand our revenue base by enhancing our ability to provide integrated, one-stop outsourcing solutions, ranging from planning to distribution. Also, the digital media and IC-related products markets are expected to grow with the advent of the ubiquitous society. The Company therefore intends to invest considerable resources in these markets and to actively pursue operational tie-ups with other companies.

Toppan Forms will fully leverage its capabilities to provide integrated information management services to cater to all the needs of its customers.

Q. What kinds of IC-related products are you hopeful about?

A. The future opening up of part of the UHF spectrum is expected to further advance the utilization of RFID (radio frequency identification) in Japan. In this setting, the products that I think have great promise are those that make use of the MM chip, a microchip that is compatible with multiband frequencies.

I also anticipate the success of IC labels, IC tags, and other RFID products that can be manufactured at low cost utilizing our antenna formation and label processing technologies.

We are also optimistic about integrated systems utilizing the most suitable combination of information media and equipment, and we are devoting considerable resources to their development.

Q. What are the objectives of the business alliances Toppan Forms has forged in recent years targeting IC-related products?

A. We entered an agreement with Microsoft Corporation with the purpose of providing RFID system solutions. This alliance combines Microsoft's systems consulting expertise in each business sector with Toppan Forms' technological know-how relating to RFID products. Through this tie-up, we will aggressively market our products and services to systems integrators and package vendors.

The Company has also formed an operational tie-up with FEC Inc. to develop and sell products related to the cutting-edge MM chip. Designed and developed by FEC, the MM chip is the world's first multiband chip. We aim to develop various applications using the MM chip, including manufacturing RFID products and developing related systems.

Q. Please explain Toppan Forms' information security system and the measures that have been taken to ensure the protection of personal information.

A. Public concern about information management has continued to grow in recent years on account of the frequent occurrence of leakages in personal information. In DPS, owing to the fact that we take charge of customers' personal information, it is of paramount importance that our management of this information is reliable. Since it began DPS operations, Toppan Forms has always regarded safeguarding personal information as a major social responsibility, and it has taken every conceivable security measure to fulfill that responsibility. As a result, our advanced security system is highly evaluated by companies in a wide range of industries, including financial institutions and telecommunications companies, which has led to an expansion of our customer base. In addition, our Tokyo and Kansai data centers acquired information security management system (ISMS) certification from Japan Information Processing Development Corporation (JIPDEC) following the introduction of a management system that comprises equipment and personnel security. Also, six of the Company's divisions and five affiliate companies have received Privacy Mark certification from JIPDEC. We are working tirelessly to further bolster our information security system and enhance staff awareness.

Q. Concerning corporate governance, what systems does Toppan Forms have in place, and what is the Company's basic philosophy?

A. Toppan Forms regards the establishment of a fair management system that puts shareholders first as a matter of the highest priority. In accordance with this fundamental policy, the Company has reviewed the number of directors that constitute the board and has appointed external directors and auditors with a view to enhancing management efficiency and transparency. As of June 29, 2004, 2 of the 14 directors and 3 of the 4 auditors were from outside the Company. In addition, we have established a risk management committee, which is working hard to ensure the strict observance of rules and regulations and to achieve the thorough implementation of our corporate ethics statement and code of conduct. We have also set up an internal reporting system with the aim of reinforcing core compliance. By taking such initiatives, Toppan Forms is consolidating its corporate governance

systems, striving to become a company that is trusted by all of its stakeholders.

Q. And, with regard to the Company's research and development system, what policies and initiatives is Toppan Forms implementing?

A. Approximately 5.8% of Toppan Forms' workforce is involved in research and development, and the Company spent a total of ¥2.3 billion on R&D in the fiscal year under review.

Toppan Forms is relentlessly striving to enhance its R&D system in a wide range of fields, including core technologies, functional material technologies, production technologies, IC and IT technologies, and DPS-, DOD-, and Internet-related systems development. The Companys' fundamental R&D policy is for R&D, planning, and marketing divisions to collaborate closely and share information to swiftly grasp customer needs and thereby create new business opportunities.

We are working hard to increase the functionality of paper-based media and to combine them with digital media. We are also pushing ahead with the development of data input and output systems and apparatus to process business forms.

As a means of increasing the speed of development, we are energetically pursuing initiatives that will enable the utilization of external resources, including the establishment of tie-ups with other companies and collaborative research with universities and other research institutions.

Q. In closing, what is your outlook for fiscal 2005?

A. Led by growth in the private sector, the gradual recovery of the Japanese economy is forecast to continue in the current fiscal year, with higher corporate earnings and the recovery of consumer spending expected. However, because of concerns about the volatile international situation and the rising price of raw materials, the economic situation remains difficult to predict.

The environment in the business forms industry is expected to remain harsh due to the continued shift in demand from paper-based to digital media and to intensifying competition.

Faced with such severe market conditions, the Toppan Forms Group will work toward further improvement in its operating results by reinforcing its customer orientation, expanding its customer base, and creating new markets through the development of cutting-edge products. Also, we will enhance our strong yet flexible corporate structure through a reevaluation of our cost structure. In fiscal 2005, we forecast net sales of ¥202.0 billion, operating profit of ¥17.3 billion, and net income of ¥10.3 billion.

July 2004



Masanori Akiyama
President and CEO

By Leveraging Our Market Position,

We Are Creating...

In today's highly advanced information-oriented society, the key to achieving success in business is being able to process raw information into a form for commercial use that is easy to understand as quickly and as accurately as possible. With its diverse offerings of information media and services, Toppan Forms is extremely well placed to provide integrated solutions to cater to customers' information processing needs.

Net Sales by Type of Business



22.0%
50.7%
25.5%
Business Forms
IMS
DPS
Other Businesses

Business Forms and DPS—Core Products with a Strong Market Presence

Market Scale and Our Share for Business Forms in FY 2004



32.0%
300 Billion

BUSINESS FORMS

Business Forms

- Transport and delivery slips
- Mail-related forms
- POSTEX® sealed postcard series
- Environmentally friendly business forms



Since its foundation, Toppan Forms—the leading company in Japan's business forms industry with a 32.0% market share—has relentlessly developed and brought to market a wide range of innovative business forms. In that time, the Company has amassed a wealth of technologies and know-how that are second to none.

Multimedia- and IC-Related Products (IMS)

- E-mail-related services
- Web-related services
- IC tags, IC cards, and other RFID products



WRIST BAND
TOPPAN FORMS
IC Wrist Band
TOPPAN FORMS

By applying the know-how it has cultivated in business forms to such fields as digital media and IC products, Toppan Forms is creating new markets in the rapidly advancing information-oriented society. In particular, the Company possesses a significant technological edge in IC tags, which are expected to play a major role with the advent of the ubiquitous society.

DATA PRINT SERVICES

Data Print Services (DPS)

- Business mail for notifications
- DM for sales promotions
- Data Print Services for in-house use



Market Scale and Our Share for DPS in FY 2004


40.6%
¥115 Billion

With a 40.6% share, Toppan Forms leads the Japanese market in DPS and the provision of value-added services for business forms, including data processing, printing, and shipment. The Company has established a competitive edge thanks to its highly integrated service, which ranges from the planning stage through distribution.

Digital Print on Demand (DOD)

- Personalized marketing tools
- Personalized educational materials



DOD is a system that adds value to DPS to enable the on-demand printing of graphic data. It requires extremely advanced variable printing technology and is therefore an area where Toppan Forms' array of accumulated technologies can be fully utilized.

Toppan Forms' Extensive Customer Base

Manufacturing industry
Foods, chemicals, toiletries, electric appliance

Wholesale and retail industries
Mail-order, food wholesale, department stores, supermarkets

Financial services industry
Consumer credit companies, life insurance and non-life insurance companies, banks, securities firms

Service industry
Transportation, communications, aviation, electric power

Government and other public offices
Central government, local governments, governmental agencies

Others

Net Sales by Market Segment


1.1%
4.0%
13.6%
19.8%
27.4%
34.1%
Manufacturing
Wholesale and Retail
Financial
Service
Government
Others
(Non-Consolidated)

We Are Creating...

High Added Value

DATA PRINT SERVICES (DPS)

Toppan Forms is the market leader in DPS, and the Company is leveraging its comprehensive strengths to differentiate itself from competitors. These strengths include an extremely broad product lineup, solid reliability in information security cultivated over more than 18 years of success in DPS, advanced know-how acquired through operations in a wide range of industries, and the ability to handle short delivery schedules as well as large-lot and small-lot orders. The Company continues to make progress with the provision of integrated outsourcing services, centered on DPS.

SOLUTIONS

HIGHLY PERSONALIZED DIRECT MAIL

When credit card companies send statements to their cardholders, they generally include promotional materials, such as sales campaign flyers, to promote the use of their cards. However, rather than sending the same information to every cardholder, the promotion of card usage is more effective if the information is personalized to the attributes of each cardholder, such as gender, address, interests, and likes and dislikes.

Our integrated outsourcing services begin with the proposal of this type of effective marketing and the identification of needs. Next is the design of the flyers and consideration of how they will be used. Here, the challenge is to select the specifications that will provide the maximum effectiveness, and, with our unrivaled product lineup, we are well prepared to meet that challenge. In data processing and print processes, we can use our full color variable print technologies to maximize the desired effect. In addition, we can meet the needs of credit card companies for the delivery of a large quantity of statements in a short period of time.

After the statements are delivered, we analyze such information as whether or not the flyer has influenced the cardholders' purchase intention, and the results of that analysis are reflected in the next round of direct mail. In this way, we can send flyers that are more precisely personalized.

As this example demonstrates, in all processes from upstream to downstream, the comprehensive ability to provide high-quality services is a key strength of Toppan Forms.



Increasing Added Value in Business Forms

In business forms, the Company has two strategies for adding value as it works to increase its market share and improve profitability.

The first strategy is to differentiate Toppan Forms from its competitors by using original technologies, such as functional material and production technologies, to develop high-value-added products with environmental, functional, and security features that other companies cannot duplicate. Big Leaf, for example, integrates an envelope and its contents, making it possible to view a large volume of information at a glance. This is an example of how we offer higher added value with a large quantity of information and excellent readability, all for the same postal cost.

Moreover, in security forms, we have succeeded in using special printing technologies to heighten counterfeit prevention effectiveness. Social concern for the protection of personal information is growing, and these forms are a good example of how our market- and customer-oriented product development process enables us to provide a precise response to market needs.

The second strategy is to add value through form management services, which entail packaging and selling business forms and associated management services. With its extensive expertise in business forms, Toppan Forms can leverage its strengths in this field.


INVITATION
Security forms with enhanced anticounterfeit functions

Adding Value in DPS

Since we first offered DPS, our base of customers for this service has steadily expanded, especially as the number of companies outsourcing noncore operations has increased. However, in recent years, outsourcing practices have changed. In addition to increases in the scope and scale of outsourced work, the companies providing the services have become strategic partners rather than simply providers of services under contract. As they utilize their professional knowledge, the definition of outsourcing is changing.

In this setting, we will draw on our comprehensive strengths—know-how in a wide range of industries and a broad product lineup extending from paper to electronic media—as we move ahead with the provision of integrated outsourcing services, centered on DPS. In other words, in addition to the conventional basic DPS processes, we will participate from the start of a project with the formulation of sales strategies and the implementation of market research and, in turn, provide integrated services extending through back-end operations, such as administrative operations and results analysis, thereby increasing the added value of DPS.

In addition to handling important customer information, we will make a commitment from the planning stage for core operational activities. We will continue to implement marketing activities that further enhance our relationships with customers.


「Big Leaf」
Big Leaf enabling a large amount of information to be displayed thanks to the integrated envelope

We Are Creating...

High-Growth Markets

MM CHIPS

In Japan, the mainstream RFID (radio frequency identification) products currently use either 13.56 megahertz or 2.45 gigahertz. Testing and verification in a range of fields have shown that the frequencies have different strengths and weaknesses. For example, 13.56 megahertz is weak in regard to metal and transmission over long distances is difficult, while 2.45 gigahertz is weak in regard to water but has strong directionality. As a result, it has been a major challenge to build a system for use environments that contain those factors.

Toppan Forms has reached an agreement with FEC Inc. for the development and sale of products related to the MM chip, which was developed by FEC and resolves the problems outlined above. The chip achieves a world first by featuring compatibility with all frequencies from 13.56 megahertz to 2.45 gigahertz; the most appropriate frequency can be selected in accordance with different use environments. In addition, because the antenna is formed in a coil on the chip, a chip size of 0.5mm x 0.5mm is possible, and the MM chip can be provided at a low price of less than ¥10. This innovative chip dramatically expands the possibilities of RFID technology. By moving forward with the development of RFID products using the MM chip, Toppan Forms will strive to be a pioneer in the ubiquitous computing society.

SOLUTIONS

EMPTY-HANDED TRAVEL—SPT (SIMPLIFYING PASSENGER TRAVEL) SYSTEMS

Efforts are being made to commercialize SPT systems, centered on the Advanced Airport Systems Technology Research Consortium. With an SPT system, when travelers purchase a ticket, the travel information is written to a cellular phone or other device containing an IC chip. An IC tag to which the same information has been written is affixed to travelers' luggage, which is taken to the airport by a delivery service. Then, the information is read at each checkpoint until the luggage is delivered to its destination. Moreover, a mobile terminal can be used to confirm the current location of the luggage during check-in and departure procedures. As a result, most travel can be done empty handed. In addition, SPT systems will serve to bolster security.

The testing and verification of these systems are under way on a global scale. The frequencies used at airports and other facilities around the world differ, with 13.56 megahertz being used in Japan and 2.45 gigahertz and UHF in the United States. As a result, the investment required to provide facilities, such as antennas, for each of the frequencies has been a potential obstacle to the adoption of this technology around the world.

However, this obstacle can be overcome if IC tags with MM chips are used. Because these chips are compatible with all frequencies, one type of antenna can be used to read all tags.

Creating New Markets with IMS (Information Management Services)

Our product strategy does not treat paper-based media and digital media separately; rather, based on their common functionality as information media, we integrate them while drawing on the strengths of each to propose the optimal solution for customer needs. This is our fundamental strategy. Specifically, we will implement such services as the digitization of existing printed materials, such as office regulations, and the integration of paper media with the planning and administration of web content and e-mail marketing.

In particular, we are working to promote the adoption of *Yubikoma,* a system that makes it possible for customers to place orders and make payment on the spot using two-dimensional bar codes obtained from direct mail or advertising and cellular phones, which will play a key role in ubiquitous commerce.

In business forms, we have worked to optimize the flow of information in line with the pace of progress in computerization. As a result, IMS is a field in which Toppan Forms boasts unique strengths.



Audio Paper, only 0.75mm thick, allowing recording and playback of sound

Creating New Markets with IC-Related Products

RFID products are expected to find applications in a wide range of fields, including traceability based on the control of individual items and supply chain management. Testing and verification is under way in these fields, and these products are on the verge of widespread market penetration.

Toppan Forms is applying the technologies cultivated in business forms to such areas as antenna formation technologies, label processing technologies, and resin formation and processing technologies, and the Company is moving ahead with the development of such products as IC cards, IC tags, and IC labels. We will create new markets by providing readers and other equipment, conducting system development, and providing total solutions that combine equipment and systems. In particular, we will work together with FEC to achieve the global standardization of the MM chip, develop applications that draw on the chip's distinctive characteristics, and open up markets on a global scale.



The world's first multiband IC chip, MM chip

Operational tie-ups are one important strategy to speed up development. We have already entered a tie-up with FEC regarding the development and sale of products using the MM chip. In addition, we have reached an agreement with Microsoft Corporation to jointly provide package vendors and systems integrators with information from each company's field of strength—in the case of Microsoft, information from systems consulting provided to various industrial sectors and from equipment construction and testing and, in the case of Toppan Forms, product information relating to IC chips and tags and technical information relating to reader-writer control methods. On February 25, 2004, a web site was established to provide information about these activities.

PRINTING BUSINESS

Business Forms Division

☐ Business Forms

- Transport and delivery slips
- Mail-related forms
- POSTEX® sealed postcard series
- Environmentally friendly business forms

☐ Multimedia- and IC-Related Products (IMS)

- E-mail related services
- Web-related services
- IC tags, IC cards, and other RFID products

Data Print Services (DPS) Division

☐ Data Print Services (DPS)

- Business mail for notifications
- DM for sales promotions
- Data Print Services for in-house use

Digital Print on Demand (DOD)

- Personalized marketing tools
- Personalized educational materials

OTHER BUSINESSES

▨ Office Supplies

- IT-related equipment supplies
- Paper products

Equipment and Services

- Forms processors and system machines
- Dispatch of personnel

In fiscal 2004, the ratios of consolidated to non-consolidated net sales and net income were 1.06 and 0.93, respectively. Because the difference between the two figures is small, non-consolidated figures have been used in this section as they offer a clearer picture of divisional performance.

PRINTING BUSINESS

Printing operations represent the Company's core business segment, accounting for 78.0% of net sales in the year under review, and are divided into two main categories: business forms and data print services (DPS). In fiscal 2004, net sales in printing business operations increased 1.2% year on year, to ¥142.7 billion.

Business Forms Division

The Business Forms Division is organized into two major product categories: business forms, which consists of a range of paper-based forms, and multimedia- and IC-related products, which consists of digital media.

☐ Business Forms

Business forms, which are the mainstay of the Company's operations, accounted for 50.7% of net sales in the year under review. The main products in this category include various forms, such as POSTEX® notification forms, as well as envelopes, pamphlets, and non-IC cards.

In fiscal 2004, Toppan Forms strived to further differentiate itself from rivals by increasing the added value of its products and focused on broadening its customer base and expanding its business into form management services. As a consequence of those endeavors, sales of environmentally friendly distribution label forms increased and we received a higher number of orders for integrated outsourcing services stemming from the amalgamation of operations as a result of mergers in the



Transport and delivery slips



Recyclable, water-resistant POSTEX-ECO

Business Forms


50.7%

corporate sector. However, sales in this category declined 1.6%, to ¥92.7 billion, attributable to such factors as reduced demand from corporate rationalization; falling product prices accompanying intensified competition; and a contraction of the market due to initiatives to digitize operations being made at an ever-increasing rate. Despite such factors, sales of EX Forms, environmentally friendly distribution labels, climbed 26.6%, and sales of security forms grew 2.4%.

During the year under review, Toppan Forms worked to refine its lineup of POSTEX® sealed postcards to enable a greater amount of information to be incorporated. However, we encountered certain problems, such as the printed surfaces being difficult to read with the increase in information. Accordingly, we focused on making the information on the postcard as easy to read as possible and, to that end, successfully developed and launched a book-style sealed postcard, the POSTEX® Three Piece.

In related printing operations, an increase in integrated orders—centered mainly on sales promotions—led to strong demand for business-forms-related products, including catalogs, pamphlets, and mailing envelopes. As a consequence, sales were particularly favorable.

In non-IC cards, the Company continued to market existing kinds of cards, concentrating on conventional plastic cards and point cards and, at the same time, actively promoted business consulting and systems development utilizing such cards. However, customer deliberation concerning the use of IC cards in place of non-IC cards resulted in a decrease in sales.

□ Multimedia- and IC-Related Products

Although sales of multimedia- and IC-related products are still relatively small, accounting for only 1.8% of net sales in fiscal 2004, Toppan Forms believes this product area shows great promise for growth with the advent of the ubiquitous society. Accordingly, we are devoting substantial management resources to the development and launch of original multimedia- and IC-related products and systems. Net sales in this category were up 24.4% from the previous fiscal year, to ¥3.3 billion.

In digital-media-related products, we are developing and launching a wide range of products that combine paper-based and digital media by fully utilizing the technology we have amassed in information processing and document management to meet the needs of an era characterized by digitized and visual information.

In IC-related products, in addition to the manufacture and issuance of IC cards, IC tags, and other RFID products, the Company offers its customers comprehensive solutions ranging from systems development to marketing.

In the year under review, Toppan Forms developed the contactless and embossable IC FeliCa smart card. This card overcomes problems encountered previously through embossing, such as disconnection of the antenna and declines in the communication distance. The card also enables the hybridization of contact IC modules and contactless IC modules (FeliCa), which is difficult to achieve with other IC cards. We have already received orders from customers for the card for use as staff security and ID cards.


SPAM
VIRUS
TOPPAN FORMS

E-mail security server software aimed at corporations, Mail Management Packages


TOPPAN FORMS
CONTACTLESS IC CARD
ID CARD

Contactless and embossable IC FeliCa smart cards

Multimedia- and IC-Related Products


1.8%

With a view to accelerating the pace of business expansion, Toppan Forms has actively collaborated in research and marketing with other companies. In February 2004, with the objective of facilitating the entry of systems vendors into RFID markets, Toppan Forms established the RFID.NET Solution Center (RDSC) in conjunction with Microsoft Corporation. We are working to provide technological information and promotional support while conducting research and development on RFID products.

In addition, the Company entered into an operational tie-up with FEC Inc., a company that designs and manufactures microantennas and IC chips, to jointly develop and market products using multiband contactless IC chips. The FEC-developed MM chip is compatible with a wide range of frequencies, enabling the selection of frequency according to use environment and the design of the most appropriate system. The Malaysian government has already decided to use this chip for a wide range of goods that it is promoting as part of a national project it is undertaking.

Data Print Services (DPS) Division

In the fiscal year under review, DPS operations recorded favorable growth, with sales rising 5.7%, to ¥46.7 billion, or 25.5% of net sales.

☐ Data Print Services (DPS)

DPS is a comprehensive service that involves not only the editing, processing, and variable printing on forms of data entrusted to us by customers but also insertion in envelopes, sealing, and mailing.

In fiscal 2004, such factors as declining processing prices and a decrease in demand for direct mail due to falling order sizes contributed to a difficult operating environment. In this setting, Toppan Forms worked to differentiate itself from competitors by proposing comprehensive solutions to customers—from the planning stage and extending to such additional services as management, and information processing, and shipment. As a result, new orders from financial institutions for notifications and integrated outsourcing orders for printing were especially favorable, and DPS sales rose 6.0%, to ¥43.0 billion.

Digital Print on Demand (DOD)

DOD is a system that utilizes graphics data to allow programmable and speedy full color digital printing of a wide range of digital variable data. DOD requires highly advanced variable print technology, making it a field where the Company's technical edge can be fully utilized. Demand is particularly strong for one-to-one marketing materials and for distance learning materials requiring a high degree of personalization. The advantages of DOD include the ability to print a large amount of variable graphics and short delivery times for small orders. Toppan Forms is further expanding its customer base through the development of original DOD systems. We are also actively forming operational tie-ups with other companies that possess a large



Mail One Multi featuring the integration of envelope and contents



Stringent security system at the Fussa Plant

DPS Division



25.5%

variety of graphic contents to expand our range of original products.

In the year under review, sales were adversely affected by reduced order sizes from several major clients. However, thanks to contributions from personalized pamphlets, sales increased 1.6%, to ¥3.7 billion.

OTHER BUSINESSES

The other businesses segment, which complements Toppan Forms' printing business, comprises the office supplies category and the equipment and services category. Net sales in this segment rose 5.0% year on year, to ¥40.2 billion, or 22.0% of net sales.

□ Office Supplies

Toppan Forms provides office supplies to speedily respond to customer needs through the use of an office supply procurement system. We handle a variety of office supplies, including IT-related equipment supplies; paper products, such as copier paper; fixtures; and stationery. In the year under review, we expanded the range of products we handle and broadened sales channels through greater utilization of the Internet, centered on printer supplies and data media. Thanks to these efforts, sales climbed 7.7%, to ¥23.1 billion.

Equipment and Services

Toppan Forms meets customer needs with a total support system that complements the sale of business forms with the planning, manufacturing, and sale of peripherals and related devices and, through Group companies, the provision of maintenance services. Principal products include sealers that process printed business forms into the shapes of envelopes and postcards; systems that insert forms and flyers and seal the envelopes; and automated paper feeders for high-speed printers. We also provide card-related products, such as ID card color printers and systems for issuing membership cards and rewritable cards.

In our services business, we dispatch specialist staff in systems development to provide customers with assistance with operational and maintenance matters. We also undertake a wide range of computer systems related work by commission, including in administration and management, and handle a range of outsourced administrative tasks for our customers. These services are handled by wholly owned subsidiary Toppan Forms Operation Co., Ltd.

The postponement of major projects from continued restraint in capital investment in this area as well as stagnant demand to replace equipment held sales in the equipment and services category to about the same level in as the previous year, at ¥17.1 billion.



Office supplies (toners)



Pressle Multi equipped with both sealer and detacher functions

Other Businesses


22.0%

Financial Section

Contents

CONSOLIDATED SIX-YEAR FINANCIAL SUMMARY

Toppan Forms Co., Ltd. and Consolidated Subsidiaries

	Millions of yen						Thousands of U.S. dollars
Years ended March 31	1999	2000	2001	2002	2003	2004	2004
For the year:							
Net sales	¥175,797	¥180,521	¥189,465	¥196,489	¥191,324	**¥193,985**	**$1,835,413**
Operating profit	15,251	17,498	18,094	18,888	15,030	**15,766**	**149,177**
Income before income taxes	15,374	17,529	16,837	18,477	13,867	**15,812**	**149,612**
Net income	7,825	9,710	9,272	10,584	7,630	**8,763**	**82,911**
Depreciation and amortization	5,321	4,966	4,800	4,701	4,630	**5,033**	**47,620**
Capital expenditure	15,765	5,529	5,941	6,580	10,461	**9,025**	**85,394**
R&D expenditure	1,769	1,910	2,185	2,309	2,246	**2,264**	**21,423**
At year-end:							
Total assets	¥126,839	¥133,649	¥141,515	¥150,979	¥148,990	**¥158,077**	**$1,495,668**
Total shareholders' equity	75,060	82,481	89,292	95,955	99,969	**107,964**	**1,021,525**
Number of shares outstanding (thousands)	115,000	115,000	114,851	114,706	114,554	**114,232**	
Number of employees	6,232	6,139	6,165	6,349	6,342	**6,115**	
Cash flows:							
Net cash provided by operating activities	¥ 14,237	¥ 12,682	¥ 12,548	¥ 16,227	¥ 10,669	**¥ 13,351**	**$ 126,318**
Net cash used in investing activities	(18,753)	(4,420)	(8,650)	(7,476)	(11,890)	**(6,080)**	**(57,527)**
Net cash used in financing activities	(2,566)	(2,494)	(2,568)	(2,552)	(3,292)	**(3,188)**	**(30,163)**
Cash and cash equivalents at end of year	11,016	16,767	18,113	24,373	19,836	**23,908**	**226,210**
	Yen						U.S. dollars
Per share data:							
Net income:							
Basic	¥ 68.04	¥ 84.44	¥ 80.68	¥ 92.21	¥ 65.45	**¥ 75.60**	**$0.72**
Diluted	—	—	—	—	—	**—**	**—**
Cash dividends	17.00	20.00	21.00	23.00	23.00	**23.00**	**0.22**
Shareholders' equity	652.69	717.23	777.46	836.52	871.54	**944.05**	**8.93**
	Percent						
Ratios:							
Equity ratio	59.2%	61.7%	63.1%	63.6%	67.1%	**68.3%**	
Return on net sales	4.5	5.4	4.9	5.4	4.0	**4.5**	
Return on assets	6.2	7.5	6.7	7.2	5.1	**5.5**	
Return on shareholders' equity	10.8	12.3	10.8	11.4	7.8	**8.1**	

Notes: 1. U.S. dollar amounts have been converted from yen, for convenience only, at the rate of ¥106=U.S.$1, as at March 31, 2004.
2. The computations of net income per share and shareholders' equity per share are based on the weighted average number of shares of common stock outstanding during each year. Treasury stocks held during each year are excluded. Cash dividends per share represent the actual amounts applicable to earnings of the respective years.

Overview of Operations

Characterized by reduced demand due to the networking and streamlining of corporate systems and by declines in product prices, conditions in the business forms industry remained harsh in fiscal 2004, ended March 31, 2004.

In this setting, the Toppan Forms Group maintained its strong customer orientation and pressed ahead with proposal-based sales activities that offer solutions, drawing on all of its expertise in development and planning. The Company also continued to work tirelessly to streamline and rationalize all aspects of its operations. Thanks to these endeavors, Toppan Forms achieved increases in both revenue and profits in fiscal 2004.

Income and Expenses

In the year under review, consolidated net sales increased 1.4% year on year, to ¥194.0 billion ($1,835 million). Sales in the Printing Business segment edged up 0.6%, to ¥150.4 billion ($1,423 million). Within this segment, business forms sales were down 1.5%, to ¥102.9 billion ($973 million), due to the effects of falling product prices and declining demand. On the other hand, in Data Print Services (DPS) operations, sales grew 5.7%, to ¥47.6 billion ($450 million), thanks to the large number of integrated outsourcing orders received. In the Other Businesses segment, sales rose 4.0%, to ¥43.5 billion ($412 million), on account of the strong performance of office supplies.

The cost of sales increased 2.6%, to ¥144.9 billion ($1,370 million). The Company continued to work hard to reduce costs in the fiscal year under review. However, this was not sufficient to offset higher raw material prices, and the cost of sales ratio edged up 0.9 percentage points, to 74.7%. As a consequence, gross profit declined 2.0%, to ¥49.1 billion ($465 million).

Thanks to the Company's efforts to cut fixed costs, selling, general and administrative (SG&A) expenses decreased 4.9%, to ¥33.4 billion ($316 million), and the ratio of SG&A expenses to net sales declined 1.1 percentage points, to 17.2%.

As a result, operating profit rose 4.9%, to ¥15.8 billion ($149 million), and the operating profit margin increased 0.2 percentage points, to 8.1%.

Despite accounting for restructuring costs of ¥1.0 billion ($9 million), consisting mainly of special additional severance benefits for early retirement and expenses incurred from the integration of branch offices, net other income of ¥0.05 billion ($0.4 million) was recorded, compared with net other expenses of ¥1.2 billion in fiscal 2003. This improvement reflected the absence of large expenses, such as the loss on write-down of investment securities, recorded the previous year and a ¥0.7 billion ($7 million) gain on sales of investment securities in the year under review. As a consequence, income before income taxes grew 14.0%, to ¥15.8 billion ($150 million).

Net income climbed 14.9%, to ¥8.8 billion ($83 million), and net income per share was up from ¥65.45 in the previous year to ¥75.60 ($0.72) in the year under review.

Return on equity rose from 7.8% to 8.1%, and return on assets increased from 5.1% to 5.5%.

Net Sales


(Billions of yen)
200
150
100
50
0
'00
'01
'02
'03
'04

Operating Profit


(Billions of yen)
20
15
10
5
0
'00
'01
'02
'03
'04

Net Income and Net Income per Share


(Billions of yen)
(Yen)
12
10
8
6
4
2
0
120
100
80
60
40
20
0
'00
'01
'02
'03
'04
■ Net income
□ Net income per share (right scale)

Dividend Policy

Toppan Forms gives high priority to returning profits to investors through the stable, continuous payment of dividends in line with the Company's performance. In fiscal 2004, the Company paid interim and year-end dividends of ¥11.50 ($0.11), for total cash dividends per share of ¥23.00 ($0.22), unchanged from the previous fiscal year. The non-consolidated payout ratio was 28.0%.

R&D Expenditure

In the year under review, R&D expenditure totaled ¥2.3 billion ($21 million), compared with ¥2.2 billion in the previous year. The Company concentrated investment on product development in promising areas—including IC-related products and the enhanced functionality and integration of paper-based media—that will drive the Company's growth in the medium and long term.

Financial Position

Current assets rose 7.1%, to ¥77.7 billion ($736 million), principally attributable to higher cash and cash equivalents, while current liabilities increased 1.6%, to ¥46.9 billion ($444 million). Accordingly, working capital climbed 16.6%, to ¥30.8 billion ($291 billion), and the current ratio improved 8.4 percentage points, to 165.6%. Fixed assets were up 5.2%, to ¥80.3 billion ($760 million), mainly due to an increase in investment securities.

Total shareholders' equity at the end of the year under review climbed 8.0%, to ¥108.0 billion ($1,022 million), on account of higher retained earnings and net unrealized gains on other securities. Total assets were up 6.1%, to ¥158.1 billion ($1,496 million). Consequently, the equity ratio rose 1.2 percentage points, to 68.3%.

Depreciation and Amortization/ Capital Expenditure

Capital expenditure decreased 13.7%, to ¥9.0 billion ($85 million). Depreciation and amortization amounted to ¥5.0 billion ($48 million), compared with ¥4.6 billion in the previous year.

Cash Flows

In the year under review, net cash provided by operating activities rose from ¥10.7 million in fiscal 2003 to ¥13.4 billion ($126 million), primarily because of higher income before income taxes. Income taxes paid amounted to ¥7.0 billion ($66 million), down from ¥8.6 billion in the previous year.

Net cash used in investing activities fell from ¥11.9 billion to ¥6.1 billion ($58 million). This decrease was principally due to a decline in acquisition of property, plant and equipment to ¥8.2 billion ($77 million).

Net cash used in financing activities came to ¥3.2 billion ($30 million), down slightly from ¥3.3 billion in the previous year. The major constituent of this figure was dividends paid, which amounted to ¥2.7 billion ($25 million).

At the end of fiscal 2004, cash and cash equivalents totaled ¥23.9 billion ($226 million), up from ¥19.8 million at the previous year-end.

ROE and ROA


(%)
15
12
9
6
3
0
'00
'01
'02
'03
'04
ROE
ROA

Total Assets


(Billions of yen)
200
150
100
50
0
'00
'01
'02
'03
'04

Total Shareholders' Equity


(Billions of yen)
120
100
80
60
40
20
0
'00
'01
'02
'03
'04

CONSOLIDATED BALANCE SHEETS

Toppan Forms Co., Ltd. and Consolidated Subsidiaries

March 31	Millions of yen 2003	Millions of yen 2004	Thousands of U.S. dollars (Note 1) 2004
ASSETS			
Current assets:			
Cash and cash equivalents (Notes 2 and 3)	¥ 17,636	¥ 21,188	$ 200,474
Marketable securities (Notes 2, 3 and 5)	2,300	2,820	26,682
Notes and accounts receivable, trade (Note 4)	35,501	36,939	349,500
Inventories (Notes 2 and 6)	12,837	12,485	118,125
Deferred tax assets (Note 13)	1,703	1,725	16,318
Other current assets	2,645	2,590	24,513
Total current assets	72,622	77,747	735,612
Long-term assets:			
Property, plant and equipment (Note 2):			
Land	17,380	18,162	171,845
Buildings and facilities	32,017	41,120	389,065
Machinery, equipment and vehicles	56,866	57,739	546,310
Tools and furniture	9,952	10,208	96,581
Construction-in-progress	6,640	693	6,554
	122,855	127,922	1,210,355
Less: Accumulated depreciation	(67,263)	(69,150)	(654,274)
Property, plant and equipment, net	55,592	58,772	556,081
Investment securities and other assets:			
Investment securities (Notes 2 and 5)	7,167	11,597	109,725
Leasehold deposits	4,037	2,178	20,603
Insurance funds	4,497	4,268	40,384
Deferred tax assets (Note 13)	2,552	854	8,080
Other assets	2,523	2,661	25,183
Total investment securities and other assets	20,776	21,558	203,975
Total fixed assets	76,368	80,330	760,056
Total assets (Note 18)	¥148,990	¥158,077	$1,495,668

The accompanying notes are an integral part of these statements.

March 31	Millions of yen 2003	Millions of yen 2004	Thousands of U.S. dollars (Note 1) 2004
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term borrowings (Note 7)	¥ 879	¥ 1,022	$ 9,668
Notes and accounts payable:			
–Trade (Note 4)	30,756	31,920	302,017
–Construction	1,860	1,488	14,080
Accrued income taxes (Notes 2 and 13)	3,415	3,296	31,189
Accrued bonuses to employees (Note 2)	3,724	3,374	31,924
Other current liabilities	5,570	5,847	55,317
Total current liabilities	46,204	46,947	444,195
Long-term liabilities:			
Long-term debt (Note 7)	425	77	725
Pension liabilities (Notes 2 and 8)	1,712	2,514	23,791
Deferred tax liabilities (Note 13)	128	370	3,493
Other long-term liabilities	129	83	785
Total long-term liabilities	2,394	3,044	28,794
Minority interest in consolidated subsidiaries	423	122	1,154
Contingent liabilities (Note 17)			
Shareholders' equity (Note 9):			
Common stock			
Authorized: 400,000,000 shares			
Issued: 115,000,000 shares	11,750	11,750	111,174
Additional paid-in capital	9,270	9,270	87,709
Retained earnings	81,032	87,034	823,486
	102,052	108,054	1,022,369
Net unrealized gains (losses) on other securities (Note 5)	(474)	2,058	19,473
Foreign currency translation adjustments	(606)	(761)	(7,198)
Treasury stock, at cost (Notes 2 and 10)			
(2003: 445,080 shares, 2004: 767,180 shares)	(1,003)	(1,387)	(13,119)
Total shareholders' equity	99,969	107,964	1,021,525
Total liabilities and shareholders' equity	¥148,990	¥158,077	$1,495,668

CONSOLIDATED STATEMENTS OF INCOME

Toppan Forms Co., Ltd. and Consolidated Subsidiaries

Years ended March 31	Millions of yen 2002	Millions of yen 2003	Millions of yen 2004	Thousands of U.S. dollars (Note 1) 2004
Net sales (Notes 4 and 18)	¥196,489	¥191,324	**¥193,985**	**$1,835,413**
Cost of sales (Notes 4, 11 and 18)	142,479	141,197	**144,853**	**1,370,542**
Gross profit	54,010	50,127	**49,132**	**464,871**
Selling, general and administrative expenses (Notes 11, 12, 14 and 18)	35,122	35,097	**33,366**	**315,694**
Operating profit	18,888	15,030	**15,766**	**149,177**
Other income:				
Interest and dividend income	83	117	**120**	**1,135**
Gains on sales of investment securities	–	1	**688**	**6,515**
Other income	860	1,094	**877**	**8,300**
	943	1,212	**1,685**	**15,950**
Other expenses:				
Interest expense	(86)	(74)	**(54)**	**(508)**
Loss on write-down of investment securities	(442)	(1,464)	**(111)**	**(1,052)**
Loss on sale of investment securities	(3)	–	**–**	**–**
Loss on disposal of machinery and others	(472)	(477)	**(209)**	**(1,976)**
Loss on write-down of memberships	(71)	(21)	**(29)**	**(278)**
Restructuring costs and other	–	–	**(982)**	**(9,292)**
Other expenses	(280)	(339)	**(254)**	**(2,409)**
	(1,354)	(2,375)	**(1,639)**	**(15,515)**
Income before income taxes	18,477	13,867	**15,812**	**149,612**
Income taxes (Notes 2 and 13):				
Currently payable	8,521	7,075	**6,897**	**65,259**
Deferred benefits	(576)	(723)	**180**	**1,706**
	7,945	6,352	**7,077**	**66,965**
Minority interest in income (loss) of consolidated subsidiaries	(52)	(115)	**(28)**	**(264)**
Net income	¥ 10,584	¥ 7,630	**¥ 8,763**	**$ 82,911**

	Yen 2002	Yen 2003	Yen 2004	U.S. dollars (Note 1) 2004
Per share of common stock (Note 16):				
Net income:				
Basic	¥92.21	¥65.45	**¥75.60**	**$0.72**
Diluted	–	–	**–**	**–**
Cash dividends applicable to the year	¥23.00	¥23.00	**¥23.00**	**$0.22**

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Toppan Forms Co., Ltd. and Consolidated Subsidiaries

	Millions of yen			Thousands of U.S. dollars (Note 1)
Years ended March 31	2002	2003	2004	2004
Common stock:				
Beginning and end of period	¥11,750	¥11,750	¥11,750	$111,174
Additional paid-in capital:				
Beginning and end of period	¥ 9,270	¥ 9,270	¥ 9,270	$ 87,709
Retained earnings (Note 2):				
Beginning of period	¥68,302	¥76,234	¥81,032	$766,696
Add:				
Net income	10,584	7,630	8,763	82,911
Deduct:				
Cash dividends paid	2,525	2,695	2,631	24,894
Bonuses to directors (Note 2)	127	137	130	1,227
End of period	¥76,234	¥81,032	¥87,034	$823,486
Treasury stock at cost (Notes 2 and 10):				
Beginning of period	¥ (375)	¥ (684)	¥(1,003)	$ (9,485)
Net change resulting from purchase and sale of fractional shares of less than "One Unit" as defined by the Japanese Commercial Code	–	0	–	–
Purchase of treasury stock	(309)	(319)	(384)	(3,634)
End of period	¥ (684)	¥(1,003)	¥(1,387)	$(13,119)
Net unrealized gains (losses) on other securities (Note 5):				
Beginning of period	¥ 1,037	¥ (146)	¥ (474)	$ (4,485)
Add / (Deduct)–	(1,183)	(328)	2,532	23,958
End of period	¥ (146)	¥ (474)	¥ 2,058	$ 19,473
Foreign currency translation adjustments:				
Beginning of period	¥ (692)	¥ (469)	¥ (606)	$ (5,734)
Add / (Deduct)–	223	(137)	(155)	(1,464)
End of period	¥ (469)	¥ (606)	¥ (761)	$ (7,198)

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Toppan Forms Co., Ltd. and Consolidated Subsidiaries

	Millions of yen			Thousands of U.S. dollars (Note 1)
Years ended March 31	2002	2003	2004	2004
Cash flows from operating activities:				
Income before income taxes	¥18,477	¥13,867	¥15,812	$149,612
Adjustments to reconcile income before income taxes to net cash provided by operating activities:				
Depreciation and amortization	4,701	4,630	5,033	47,620
Gain on sale of investment securities	–	(1)	(688)	(6,515)
Write-down of investment securities	441	1,464	111	1,052
Restructuring costs and other	–	–	982	9,292
Other, net	320	173	110	1,041
Changes in assets and liabilities:				
Decrease (increase) in notes and accounts receivable	(4)	918	(1,489)	(14,088)
Decrease (increase) in inventories	491	428	256	2,421
Increase (decrease) in notes and accounts payable	236	(2,033)	1,298	(12,285)
Increase in pension liabilities	69	527	919	8,691
Other, net	(996)	(768)	(2,091)	(19,778)
Sub total	23,735	19,205	20,253	191,633
Interest and dividends received	90	130	149	1,406
Interest paid	(89)	(69)	(43)	(411)
Income taxes paid	(7,509)	(8,597)	(7,008)	(66,310)
Net cash provided by operating activities	16,227	10,669	13,351	126,318
Cash flows from investing activities:				
Acquisition of property, plant and equipment	(5,276)	(11,391)	(8,181)	(77,405)
Proceeds from sale of property, plant and equipment	52	30	154	1,454
Acquisition of marketable securities	(200)	(100)	(100)	(946)
Proceeds from sale of marketable securities	100	200	100	946
Acquisition of investment securities	(1,646)	(986)	(1,087)	(10,283)
Proceeds from sale of investment securities	3	16	1,380	13,053
Provided by other investing activities	1,602	1,716	3,574	33,822
Decrease of cash in connection with exclusion of a subsidiary from consolidation	(215)	–	–	–
Used in other investing activities	(1,896)	(1,375)	(1,920)	(18,168)
Net cash used in investing activities	(7,476)	(11,890)	(6,080)	(57,527)
Cash flows from financing activities:				
Increase (decrease) in short-term borrowings	(8)	(162)	(78)	(742)
Increase (decrease) in long-term debt	363	(17)	(16)	(149)
Repayments of capital lease obligations	(66)	(69)	(51)	(484)
Acquisition of treasury stock	(309)	(319)	(384)	(3,634)
Dividends paid	(2,532)	(2,725)	(2,659)	(25,154)
Net cash used in financing activities	(2,552)	(3,292)	(3,188)	(30,163)
Effect of exchange rate changes on cash and cash equivalents	61	(24)	(15)	(142)
Net increase (decrease) in cash and cash equivalents	6,260	(4,537)	4,068	38,486
Cash and cash equivalents at beginning of year	18,113	24,373	19,836	187,683
Increase in cash and cash equivalents due to newly consolidated subsidiaries	–	–	4	41
Cash and cash equivalents at end of year (Notes 2 and 3)	¥24,373	¥19,836	¥23,908	$226,210

The accompanying notes are an integral part of these statements.

1 Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements have been prepared from the consolidated financial statements of TOPPAN FORMS CO., LTD. (the "Company") filed with the Director of the Kanto Local Finance Bureau in accordance with the Securities and Exchange Law of Japan and its related accounting regulations, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Financial Reporting Standards. In addition, the consolidated statements of shareholders' equity, which are not required as part of the basic financial statements in Japan, are presented herein for additional information.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically, in order to present them in a form more familiar to readers outside Japan. Some information, provided in the notes to the consolidated financial statements, is not required under accounting principles generally accepted in Japan, but is also presented for the convenience of the readers.

The consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and principally operates. The translation of Japanese yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan and has been calculated at the rate of ¥106= U.S.$1, the approximate rate of exchange on March 31, 2004. Such translations should not be construed as representations that the Japanese yen amounts could have been or could be converted into U.S. dollars at that or any other rate.

2 Summary of Significant Accounting Policies

(1) Consolidation

The consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries. Toppan Forms Information Systems (Shanghai) Ltd., a wholly owned subsidiary of the Company, was established in August 2003 and its accounts have been included in the 2004 consolidation. Toppan Forms Card Technologies (Taiwan) Ltd., a wholly owned subsidiary of the Company, had been dormant for a long period. However, Toppan Forms Card Technologies (Taiwan) Ltd., through subscribing newly issued shares by the Company in May 2003, of which operation has commenced for the fiscal year ended March 31, 2004, has been included in the 2004 consolidation.

Investments in all affiliated companies, where shareholdings are more than 20% and where the Company has significant influence over their operations, finance and management, are accounted for by the equity method.

The assets and liabilities of consolidated subsidiaries are incorporated into the financial statements at fair value, and the difference between the net assets at fair value and the investment amounts is accounted for as goodwill, which is amortized equally over the effective periods.

All significant intercompany balances and transactions, and unrealized profit, included in assets, have been eliminated on consolidation.

Overseas-consolidated subsidiaries have adopted accounting principles generally accepted in their respective countries and no adjustments have been made to their financial statements on consolidation, as allowed under accounting principles and practices generally accepted in Japan.

(2) Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments, generally with original maturities of three months or less that are readily convertible to known amounts of cash and thus are near maturity so that they present insignificant risk of changes in value.

(3) Financial instruments

(a) Derivatives:

All derivatives are stated at fair value, with changes in fair value being included in net profit or loss in the period in which they arise, except for derivatives that are designated as "hedging instruments".

(b) Securities:

Securities held by the Company and its consolidated subsidiaries are classified into four categories:

Trading securities are stated at fair value, with changes in fair value included in net profit or loss for the period in which they arise.

Held-to-maturity debt securities are stated at cost after accounting for any premium or discount on acquisition, which is amortized over the period to maturity.

Investments of the Company in equity securities issued by affiliates are accounted for by the equity method. Exceptionally, until the year ended March 31, 2003, investments in an unconsolidated subsidiary were stated at cost because the effect of application of the equity method would be immaterial.

Other securities for which market price or quotations are available are stated at fair value. Net unrealized gains and losses on these securities are reported as a separate component in shareholders' equity at a net-of-tax amount. Other securities for which market quotations are unavailable are stated at cost.

(c) Hedge accounting:

Gains and losses arising from changes in the fair value of derivatives designated as "hedging instruments" are deferred as an asset or liability, and are included in net profit or loss in the same period during which the gains and losses on the hedged items or transactions are recognized.

Derivatives designated as hedging instruments by the Company are principally forward exchange and interest rate swap contracts. The related hedged items are trade accounts receivable and payable and long-term debt.

The Company has a policy to utilize the above hedging instruments in order to reduce the Company's exposure to the risk of exchange and interest rate fluctuations. Thus, the Company's purchase of hedging instruments is limited to, at maximum, the amounts of the hedged items.

The Company evaluates the effectiveness of its hedging activities by reference to the accumulated gains or losses on the hedging instruments and the related items from the commencement of the hedges.

(4) Inventories

Inventories are stated at cost.

The cost of raw materials, supplies and purchased finished goods (supplies) is determined by the first-in, first-out method. The cost of purchased finished goods (machinery), finished products and work-in-process is determined by the specific identification method.

(5) Property, plant and equipment and depreciation
Property, plant and equipment are stated at cost. Depreciation, except for buildings, is computed primarily by the declining-balance method at rates based on the estimated useful lives of the assets. Depreciation of buildings at overseas subsidiaries and those acquired by the Company and its domestic consolidated subsidiaries on or after April 1, 1998 is computed by the straight-line method.

Ordinary maintenance and repair costs are charged to income as incurred. Major replacements and improvements are capitalized.

(6) Accrued bonuses to employees
Accrued bonuses are provided for the expected payments of employee bonuses for the current fiscal year to those employees serving at the end of the fiscal year.

(7) Accrued bonuses to directors
Bonuses to directors are appropriated from retained earnings after shareholders' approval at the general meeting of shareholders held within three months after the fiscal year-end. These bonuses are generally not deductible for tax purposes.

(8) Pension and severance plans
The Company and certain domestic consolidated subsidiaries have entered into agreements with insurance companies and trust banking corporations covering employee pensions, for a defined benefit tax qualified pension plan and a non-contributory plan.

The Company and its domestic consolidated subsidiaries record their pension liabilities by deducting the value of the plan assets from the projected benefit obligation, and then adjusting for the actuarial difference. The unrecognized actuarial difference is amortized using the straight-line method over fifteen years (within the average remaining service period of employees, when the difference will be incurred) from the period following that in which it occurs.

Most overseas subsidiaries have defined contribution retirement plans, which are available to all employees.

With respect to directors and statutory corporate auditors, provision is made for lump-sum severance indemnities based on internal regulations.

(9) Income taxes
Deferred income taxes are recognized, using the asset and liability method. This method is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

(10) Leases
Leases that transfer substantially all the risks and rewards of ownership of the assets are accounted for as capital leases, except that leases that do not transfer ownership of the assets at the end of the lease term are accounted for as operating leases, in accordance with accounting principles and practices generally accepted in Japan.

(11) Appropriations of retained earnings
Appropriations of retained earnings are reflected in the financial statements in the year they are approved at the general meeting of shareholders.

(12) Foreign currency translation
The assets, liabilities, income and expenses of foreign subsidiaries are translated into Japanese yen at the applicable current rates at the year-end. The translation of assets and liabilities denominated in foreign currency at the year-end is made at the current rate. Exchange gains and losses resulting from foreign currency transactions and translation of assets and liabilities denominated in foreign currencies are included in the consolidated statements of income.

(13) Treasury stocks
Treasury stocks are stated at cost as a separate component of the shareholders' equity in the accompanying consolidated balance sheets.

Effective for the year ended March 31, 2003, the Company and its domestic consolidated subsidiaries adopted the Statement of Financial Accounting Standard No. 1 "Accounting for Treasury Stock and Reversal of Capital and Legal Reserves" issued by the Accounting Standards Board of Japan. However, the effect on net income for the period of adopting this new statement was immaterial.

(14) Recently issued new accounting standards
On August 9, 2002, the Business Accounting Council in Japan has issued "Accounting Standard for Impairment of Fixed Assets". The standard requires that fixed assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss shall be recognized in the income statement by reducing the carrying amount of impaired assets or a group of assets to the recoverable amount which is measured at the higher of net selling price and value in use.

The standard shall be effective for fiscal years beginning April 1, 2005. However, an earlier adoption is permitted for fiscal years beginning April 1, 2004 and for fiscal years ending after March 31, 2004.

Although this standard has not been applied in the consolidated financial statements, the adoption of this standard may not have significant impact on the consolidated financial statements.

(15) Reclassifications
Certain reclassifications of the financial statements and related footnote amounts in the years ended March 31, 2002 and 2003 have been made to conform to the presentation in the year ended March 31, 2004.

3 Cash and Cash Equivalents

"Cash and cash equivalents" comprise the following:

	Millions of yen			Thousands of U.S. dollars
March 31	2002	2003	2004	2004
Cash and time deposits with original maturity of three months or less	¥19,973	¥17,636	**¥21,188**	**$200,474**
Marketable securities	4,400	2,200	**2,720**	**25,736**
	¥24,373	¥19,836	**¥23,908**	**$226,210**

4 Accounts Balance and Transactions with Related Parties

There are several related party transactions that are mainly purchases of commercial printed products from and sales of business forms to Toppan Printing Co., Ltd., which owns 58.6% of the common stock of the Company. The transactions were made at arm's-length at prices that are considered to be equivalent to market prices.

Sales to Toppan Printing Co., Ltd. for the years ended March 31, 2002, 2003 and 2004 amounted to ¥6,801 million, ¥6,536 million and ¥6,428 million ($60,820 thousand), respectively. Purchases from Toppan Printing Co., Ltd. for those three years were ¥3,088 million, ¥3,458 million and ¥4,227 million ($40,472 thousand), respectively. The balance of receivables from Toppan Printing Co., Ltd. as of March 31, 2003 and 2004 amounted to ¥1,789 million and ¥1,239 million ($11,724 thousand), respectively. The balance of payables to Toppan Printing Co., Ltd. as of March 31, 2003 and 2004 amounted to ¥787 million and ¥623 million ($5,891 thousand), respectively.

Transactions with non-consolidated subsidiaries and affiliates were immaterial.

5 Marketable and Investment Securities

The following is certain information relating to the aggregate book carrying amount and market value of securities in fiscal 2003.

(i) "Held-to-maturity debt securities" whose market price or quotations are available.

	Millions of yen		
	March 31, 2003		
	Book carrying amount	Market value	Unrealized gains/losses
Debt securities whose market price or quotations do not exceed their book carrying amount on the consolidated balance sheet:			
①Government Bonds, Municipal Bonds, etc.	¥ –	¥ –	¥ –
②Corporate Bonds	100	100	–
③Others	–	–	–
	¥100	¥100	¥ –

(ii) "Other securities" whose market price or quotations are available.

	Millions of yen		
	March 31, 2003		
	Acquisition cost	Market value (=Book carrying amount)	Unrealized gains (losses)
Other securities whose market price or quotations exceed their book carrying amount on the consolidated balance sheet:			
①Share stocks	¥1,008	¥1,373	¥ 365
②Others	27	27	0
	1,035	1,400	365
Other securities whose market price or quotations do not exceed their book carrying amount on the consolidated balance sheet:			
①Share stocks	3,707	2,664	(1,043)
②Others	823	705	(118)
	4,530	3,369	(1,161)
Total	¥5,565	¥4,769	¥ (796)
Tax effect			322
			¥ (474)

(iii) "Other securities" sold in the current fiscal year.

	Millions of yen
	March 31, 2003
Proceeds from sales of "Other securities"	¥15
Gain on sales of "Other securities"	1
Loss on sales of "Other securities"	–

(iv) Securities whose market price or quotations are not available.

	Millions of yen
	March 31, 2003
	Book carrying amount
Other securities:	
①Share stocks not listed in the market (excluding over-the-counter stocks)	¥1,929
②Others	2,200
	¥4,129

(v) Redemption schedule for "Other securities" that have a maturity date, and "Held-to-maturity debt securities".

	Millions of yen			
	March 31, 2003			
	Due 2004	Due 2005~2008	Due 2009~2013	Due after 2014
1. Bonds:				
①Government Bonds, Municipal Bonds, etc.	¥ –	¥ –	¥ –	¥ –
②Corporate Bonds	100	–	–	–
③Others	–	–	–	–
2. Others:				
①Mutual Funds	–	–	–	–
	¥100	¥ –	¥ –	¥ –

The following is certain information relating to the aggregate book carrying amount and market value of securities in fiscal 2004.

(i) "Held-to-maturity debt securities" whose market price or quotations are available.

	Millions of yen		
	March 31, 2004		
	Book carrying amount	Market value	Unrealized gains/losses
Debt securities whose market price or quotations do not exceed their book carrying amount on the consolidated balance sheet:			
①Government Bonds, Municipal Bonds, etc.	¥ –	¥ –	¥ –
②Corporate Bonds	–	–	–
③Others	–	–	–
	¥ –	¥ –	¥ –

	Thousands of U.S. dollars		
	March 31, 2004		
	Book carrying amount	Market value	Unrealized gains/losses
Debt securities whose market price or quotations do not exceed their book carrying amount on the consolidated balance sheet:			
①Government Bonds, Municipal Bonds, etc.	$ –	$ –	$ –
②Corporate Bonds	–	–	–
③Others	–	–	–
	$ –	$ –	$ –

(ii) "Other securities" whose market price or quotations are available.

	Millions of yen		
	March 31, 2004		
	Acquisition cost	Market value (=Book carrying amount)	Unrealized gains (losses)
Other securities whose market price or quotations exceed their book carrying amount on the consolidated balance sheet:			
①Share stocks	¥3,723	¥7,376	¥3,653
②Others	129	146	17
	3,852	7,522	3,670
Other securities whose market price or quotations do not exceed their book carrying amount on the consolidated balance sheet:			
①Share stocks	932	770	(162)
②Others	924	870	(54)
	1,856	1,640	(216)
Total	¥5,708	¥9,162	¥3,454
Tax effect			(1,396)
			¥2,058

	Thousands of U.S. dollars		
	March 31, 2004		
	Acquisition cost	Market value (=Book carrying amount)	Unrealized gains (losses)
Other securities whose market price or quotations exceed their book carrying amount on the consolidated balance sheet:			
①Share stocks	$35,221	$69,785	$34,564
②Others	1,219	1,380	161
	36,440	71,165	34,725
Other securities whose market price or quotations do not exceed their book carrying amount on the consolidated balance sheet:			
①Share stocks	8,817	7,289	(1,528)
②Others	8,746	8,229	(517)
	17,563	15,518	(2,045)
Total	$54,003	$86,683	$32,680
Tax effect			(13,207)
			$19,473

(iii) "Other securities" sold in the current fiscal year.

	Millions of yen	Thousands of U.S. dollars
	March 31, 2004	
Proceeds from sales of "Other securities"	¥1,375	$13,006
Gain on sales of "Other securities"	689	6,515
Loss on sales of "Other securities"	1	13

(iv) Securities whose market price or quotations are not available.

	Millions of yen	Thousands of U.S. dollars
	March 31, 2004	
	Book carrying amount	
Other securities:		
①Share stocks not listed in the market (excluding over-the-counter stocks)	¥1,813	$17,157
②Others	2,820	26,682
	¥4,633	$43,839

(v) Redemption schedule for "Other securities" that have a maturity date, and "Held-to-maturity debt securities".

	Millions of yen			
	March 31, 2004			
	Due 2005	Due 2006~2009	Due 2010~2014	Due after 2015
1. Bonds:				
①Government Bonds, Municipal Bonds, etc.	¥ –	¥ –	¥ –	¥ –
②Corporate Bonds	100	–	–	–
③Others	–	–	–	–
2. Others:				
①Mutual Funds	–	–	–	–
	¥100	¥ –	¥ –	¥ –

	Thousands of U.S. dollars			
	March 31, 2004			
	Due 2005	Due 2006~2009	Due 2010~2014	Due after 2015
1. Bonds:				
①Government Bonds, Municipal Bonds, etc.	$ –	$ –	$ –	$ –
②Corporate Bonds	946	–	–	–
③Others	–	–	–	–
2. Others:				
①Mutual Funds	–	–	–	–
	$946	$ –	$ –	$ –

6 Inventories

Inventories comprise the following:

	Millions of yen		Thousands of U.S. dollars
March 31	2003	2004	2004
Finished products	¥ 7,705	¥ 7,403	$ 70,043
Purchased finished goods	2,089	2,373	22,451
Work in process	961	871	8,242
Raw materials and supplies	2,082	1,838	17,389
	¥12,837	¥12,485	$118,125

7 Borrowings

Short-term borrowings primarily consist of short-term bank loans belonging to certain domestic and overseas subsidiaries with annual interest rates ranging from 0.85 to 5.75 per cent as of March 31, 2004.

Long-term debt at March 31, 2004 comprises the following:

	Millions of yen	Thousands of U.S. dollars
Loans from Japanese banks and others:		
Unsecured—3.29 per cent	¥ 189	$ 1,787
Unsecured—3.95 per cent	44	417
Unsecured—5.75 per cent	63	596
Less: Amounts due within one year	(219)	(2,075)
	¥ 77	$ 725

The aggregate annual maturities of long-term debt during the next five years are as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2005	¥219	$2,075
2006	62	586
2007	15	139
2008	–	–
2009	–	–
	¥296	$2,800

8 Pension and Severance Plans

The Company and certain domestic consolidated subsidiaries have entered into agreements with insurance companies and trust banking corporations for defined benefit tax qualified pension plans and non-contributory plans to cover employee pensions. The pension plans provide for annuity payments (or a lump-sum payment at the employees' option) over ten years, based on the length of service and salary at the time of retirement for employees with at least twenty years of service. The plan also provides for lump-sum payments to employees who have served less than twenty years.

The pension liabilities for employees as of March 31, 2003 and 2004 can be analyzed as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2004	2004
(1) Projected benefit obligation	¥ 30,178	**¥29,903**	**$282,932**
(2) Plan assets at fair value	18,872	**21,920**	**207,400**
(3) Unfunded benefit obligation (1)–(2)	11,306	**7,983**	**75,532**
(4) Unrecognized actuarial loss	(10,236)	**(5,995)**	**(56,721)**
(5) Pension liabilities for employees (3)+(4)	¥ 1,070	**¥ 1,988**	**$ 18,811**

The Company contributed certain marketable equity securities in 2001 to the employee retirement benefit trust. These are included in "Plan assets at fair value" above amounted to ¥1,277 million in 2003 and ¥1,613 million ($15,258 thousand) in 2004, respectively.

The components of the net periodic pension expense for the years ended March 31, 2003 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2003	2004	2004
(1) Service cost	¥1,557	**¥1,652**	**$15,632**
(2) Interest cost	771	**665**	**6,291**
(3) Expected return on plan assets	682	**598**	**5,659**
(4) Expense for actuarial loss	371	**705**	**6,672**
(5) Net periodic pension expense	¥2,017	**¥2,424**	**$22,936**

The assumptions used as of March 31, 2002, 2003 and 2004 were as follows:

	2002	2003	2004
(1) Discount rate	3.0%	2.5%	**2.5%**
(2) Expected return on plan assets	4.0%	3.5%	**3.5%**
(3) Method of attributing the projected benefits to periods of service	Straight-line basis	Straight-line basis	**Straight-line basis**
(4) Amortization of unrecognized prior service cost	–	–	**–**
(5) Amortization of unrecognized actuarial gain/loss	Straight-line over 15 years	Straight-line over 15 years	**Straight-line over 15 years**

9 Shareholders' Equity

The Japanese Commercial Code provides that:

(1) Upon a resolution of the Board of Directors, appropriations of interim cash dividends and the related transfer to the legal earned reserve as described in (3) below, can be made from unappropriated retained earnings brought forward;

(2) All other appropriations of retained earnings, including year-end dividends and bonuses to directors and statutory corporate auditors, require approval by the shareholders at the general meeting of shareholders; and

(3) An amount equal to at least 10 per cent of cash dividends and other cash distributions paid by the Company from retained earnings must be appropriated from retained earnings as a legal earned reserve; no further appropriation is required when the combined amount of capital reserve and the legal earned reserve pursuant to the Japanese Commercial Code equals 25 per cent of stated capital.

(4) Legal earned reserve and unappropriated retained earnings are presented in the retained earnings accounts and legal capital reserve and other capital reserves are presented in Additional paid-in capital accounts.

In accordance with customary practice in Japan, appropriations of retained earnings are recorded in the accounting period in which shareholders' approval is obtained. The fiscal 2004 year-end appropriation of retained earnings of the Company, which was approved at the general meeting of shareholders held in June 2004, is as follows:

	Millions of yen	Thousands of U.S. dollars
Appropriation for:		
Cash dividends, ¥11.50 ($0.1) per share	**¥1,314**	**$12,430**
Bonuses to directors	**75**	**710**
Retained earnings, provided for as general reserve	**6,500**	**61,500**
	¥7,889	**$74,640**

10 Treasury Stocks

The amount of treasury stocks is stated at cost and is presented as a separate deduction item in the shareholders' equity.

The Company has acquired treasury stocks of 149,000 shares and 145,000 shares for the fiscal years ended March 31, 2001 and 2002, respectively, in order to prepare for exercising stock options granted to certain directors and certain employees with the approval of the ordinary shareholders' meetings.

Effective from October 1, 2001, the Company is allowed to acquire its own shares to the extent that the aggregate cost of treasury stocks does not exceed the maximum amount available for dividends. On June 27, 2002, the ordinary shareholders' meeting has approved (1) to acquire its own shares with a limit of 2,000,000 shares of which amount is limited to ¥5,000 million until the date of the next ordinary shareholders' meeting, and (2) to grant stock option to purchase newly issued shares with a limit of 200,000 shares to certain directors and certain employees.

In accordance with that approval, the Company has decided to grant certain directors and employees stock options of 1,510 units which are equivalent to 151,000 common shares with exercise price of ¥2,131 and acquired treasury stocks of 151,000 shares in order to prepare for exercising those stock options in July 2002. In addition, the Company has acquired treasury stocks of 165,100 shares in April 2003.

On June 27, 2003, the ordinary shareholders' meeting has approved (1) to acquire its own shares with a limit of 2,000,000 shares of which amount is limited to ¥2,300 million until the date of next ordinary shareholders' meeting, and (2) to grant stock option to purchase newly issued shares with a limit of 200,000 shares to certain directors and certain employees.

In accordance with that approval, the Company has decided to grant certain directors and employees the stock options of 1,570 units which are equivalent to 157,000 common shares with exercise price of ¥1,255 and acquired treasury stock of 134,900 shares and 22,100 shares in order to prepare for exercising the stock option in July 2003 and in August 2003, respectively.

On June 29, 2004, the ordinary shareholder's meeting has approved (1) to acquire its own shares with a limit of 2,000,000 shares of which amount is limited to ¥3,200 million until the date of next ordinary shareholder's meeting, and (2) to grant stock option to purchase newly issued shares with a limit of 200,000 shares to certain directors and certain employees.

The following are the status of purchasing the treasury stocks and the balances of treasury stocks held by the Company as of March 31, 2002, 2003 and 2004.

		Millions of yen
Month of purchasing treasury stocks	Number of common stock shares purchased	Amounts to pay for purchases
In June 2000	149,000	375
In June 2001	145,000	309
As of March 31, 2002	294,000	684
In July 2002	151,000	319
Fractional shares during the year	80	0
As of March 31, 2003	445,080	1,003
In April 2003	165,100	178
In July 2003	134,900	177
In August 2003	22,100	29
As of March 31, 2004	767,180	1,387
–	–	–
As of June 29, 2004	767,180	1,387

11 Research and Development Expenditure

Research and development expenditure, which is charged to income when incurred, and is included in cost of sales and selling, general and administrative expenses, amounted to ¥2,309 million, ¥2,246 million and ¥2,264 million ($21,423 thousand) for the years ended March 31, 2002, 2003 and 2004, respectively.

12 Selling, General and Administrative Expenses

The major components of "Selling, general and administrative expenses" are as follows:

	Millions of yen			Thousands of U.S. dollars
Years ended March 31	2002	2003	2004	2004
Salaries and bonuses	¥12,075	¥12,176	**¥11,593**	**$109,690**
Provisions for bonuses to employees	1,451	1,228	**1,041**	**9,851**
Provisions for severance indemnities of directors and statutory corporate auditors	117	114	**105**	**992**
Depreciation	660	635	**1,078**	**10,195**
Rent expenses	3,348	3,211	**2,445**	**23,136**
Freight charges	5,083	5,105	**5,336**	**50,483**
Research and development expenditure	2,309	2,246	**2,264**	**21,423**
Pension expenses	610	794	**983**	**9,300**
Others	9,469	9,588	**8,521**	**80,624**
Total	¥35,122	¥35,097	**¥33,366**	**$315,694**

13 Income Taxes

Income taxes applicable to the Company and its domestic consolidated subsidiaries include (1) corporation tax, (2) enterprise tax and (3) inhabitants tax which, in aggregate, represent a statutory tax rate of approximately 42 per cent, effective from April 1, 1999.

On March 31, 2003, the Japanese National Diet approved various changes to the calculation of the statutory local enterprise tax for companies with capital in excess of ¥100 million, effective April 1, 2004. Under the amended legislation, the enterprise tax will be the sum of three tax components; a) an income based component, b) a value added component and c) a capital based component, although there was only an "income tax based component" before the amendment. Concurrently, the basic tax rate for the "income based component" would be reduced from 9.6% to 7.2%. As a result of this amendment, the tax rate to be applied to deferred tax assets and liabilities as at March 31, 2003 for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, that are expected to reverse in the year beginning April 1, 2004 or later, decreased from 42.1% to 40.5%. This resulted in a reduction in deferred tax assets at March 31, 2003 and 2004 by ¥87 million and ¥90 million ($852 thousand), compared with the deferred tax asset that would have been recognized if a tax rate of 42.1% had been fully applied to all temporary differences. Net income for the year ended March 31, 2003 and 2004 also reduced by ¥74 million and ¥83 million ($787 thousand) as a result of these changes in statutory local enterprise tax regulations.

The significant components of deferred tax assets and liabilities for the years ended March 31, 2003 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
Years ended March 31	2003	2004	2004
Deferred tax assets:			
Accrued bonuses	¥1,239	¥ 1,363	$ 12,899
Enterprise tax	307	305	2,888
Depreciation	226	185	1,749
Accrued severance indemnities for directors and statutory corporate auditors	262	214	2,027
Pension liabilities for employees	785	1,150	10,885
Bad debt reserve	32	18	172
Unrealized loss on golf memberships	182	189	1,787
Unrealized loss on investment securities	802	86	809
Unrealized gain/loss on other securities	322	–	–
Others	315	430	4,059
	4,472	3,940	37,275
Deferred tax liabilities:			
Undistributed earnings of foreign subsidiaries	(120)	(99)	(938)
Unrealized gain on investment securities	–	(1,413)	(13,365)
Depreciation	(191)	(183)	(1,727)
Others	(34)	(36)	(340)
	(345)	(1,731)	(16,370)
Deferred tax assets, net(*)	¥4,127	¥ 2,209	$ 20,905

"Pension liabilities for employees" for the years ended March 31, 2003 and 2004 include prepaid pension expenses of ¥13 million and 25 million, respectively.

(*) Deferred tax assets, net is included in the following accounts of consolidated balance sheets.

	Millions of yen		Thousands of U.S. dollars
Years ended March 31	2003	2004	2004
Current assets–deferred tax assets	¥1,703	¥1,725	$16,318
Long-term assets–deferred tax assets	2,552	854	8,080
Long-term liabilities–deferred tax liabilities	(128)	(370)	(3,493)

The reconciliation between the statutory tax rate and the income tax rate in the consolidated statements of income for the years ended March 31, 2003 and 2004 are as follows:

	March 31, 2003	March 31, 2004
Statutory effective tax rate	42.1%	**42.1%**
(Reconciliation)		
Entertainment expenses	1.6	**1.5**
Equalization of inhabitants tax	0.8	**0.7**
Effect on changes of effective tax rate which was adopted for long-term deferred tax assets	0.5	**–**
Effect on changes of effective tax rate which was adopted for current deferred tax assets	–	**0.4**
Others	0.8	**0.1**
Effective income tax rate	45.8%	**44.8%**

14 Leases

Leases that transfer substantially all the risks and rewards of ownership of the assets are accounted for as capital leases, except that leases that do not transfer ownership of the assets at the end of the lease term are accounted for as operating leases in accordance with accounting principles and practices generally accepted in Japan. Certain information on such lease contracts of the Company and its consolidated subsidiaries, as a lessee, is shown below:

(1) Finance leases, other than those which do not transfer ownership of properties to lessees, are as follows:

(a) Acquisition costs of leased assets under the finance leases are as follows:

	Millions of yen			Thousands of U.S. dollars
March 31	2002	2003	2004	2004
Machinery, equipment and vehicles	¥ 2,596	¥ 2,602	**¥ 2,816**	**$ 26,647**
Tools and furniture	6,922	7,746	**7,407**	**70,087**
Other assets	224	179	**202**	**1,912**
Accumulated depreciation	(5,624)	(6,869)	**(7,690)**	**(72,764)**
Total	¥ 4,118	¥ 3,658	**¥ 2,735**	**$ 25,882**

(b) Future lease payments under finance leases are as follows:

	Millions of yen			Thousands of U.S. dollars
March 31	2002	2003	2004	2004
Due within one year	¥1,665	¥1,832	**¥1,720**	**$16,277**
Due after more than one year	4,454	3,974	**2,910**	**27,529**
	¥6,119	¥5,806	**¥4,630**	**$43,806**

(c) Lease payments and amounts representing depreciation and interest are as follows:

	Millions of yen			Thousands of U.S. dollars
Years ended March 31	2002	2003	2004	2004
Lease payments	¥1,950	¥2,071	**¥2,063**	**$19,528**
Amount representing depreciation	¥1,961	¥2,094	**¥1,632**	**15,445**
Amount representing interest	¥ 248	¥ 259	**¥ 209**	**$ 1,982**

(2) Minimum lease payments under non-cancellable operating leases are as follows:

	Millions of yen			Thousands of U.S. dollars
March 31	2002	2003	2004	2004
Due within one year	¥ 816	¥ 506	**¥ 393**	**$ 3,722**
Due after more than one year	3,339	2,641	**2,092**	**19,787**
Total minimum lease payments	¥4,155	¥3,147	**¥2,485**	**$23,509**

15 Derivative Financial Instruments

The Company and its consolidated foreign subsidiaries utilize derivative financial instruments selectively to hedge foreign exchange risk and floating interest exchange risk.

As of March 31, 2003 and 2004, there are no contract amounts outstanding for derivatives except for those held for "hedge accounting" purposes as described in Note 2 (3) (c).

16 Earnings per Share Information

The computation of net income per share is based on the weighted-average number of common shares outstanding during each fiscal year. Treasury stocks held during periods are excluded.

Effective from the year ended March 31, 2003, the Company and its consolidated subsidiaries adopted the Statement of Financial Accounting Standard No. 2 "Earnings per Share" issued by the Accounting Standards Board of Japan. Prior to adopting the new statement, earnings per share were calculated based on the net income shown on the consolidated statements of income, which is the amount before deduction of bonuses to directors and statutory auditors that are recognized as an appropriation of retained earnings in the consolidated statement of shareholder's equity. However, the new statement requires that net income should be adjusted by deducting the amounts not attributable to the common shareholders, such as bonuses paid to directors and statutory auditors as well as the payment of dividends to shareholders of preferred stocks recognized as an appropriation of retained earnings, from net income shown in the statements of income and the calculation of earnings per share be made on that adjusted net income basis.

The earnings per share for the years ended March 31, 2002, 2003 and 2004 amounted to ¥91.02, ¥65.45 and ¥75.60 which are calculated by excluding director's bonus of ¥137 million, ¥129 million and ¥123 million, respectively as an appropriation of retained earnings.

The following are earnings per share for the years ended March 31, 2002, 2003 and 2004 calculated using the new method.

	Yen		
	2002	2003	2004
Per share of common stock			
Net income			
Basic	¥91.02	¥65.45	**¥75.60**
Diluted	–	–	–

The following are the number of common shares to be granted.

	The date of ordinary shareholders' meeting	Number of common share granted (shares)	Exercise price per share (exact yen)	Exercise periods
I. Stock options to purchase the treasury stocks	June 29, 2000	149,000	¥2,636	From July 1, 2001 to June 30, 2006
	June 28, 2001	145,000	2,200	From July 1, 2002 to June 30, 2007
II. Stock options to purchase newly issued shares	June 27, 2002	151,000	¥2,131	From July 1, 2003 to June 30, 2008
	June 27, 2003	157,000	1,255	From July 1, 2004 to June 30, 2009
		602,000		

Note: On June 29, 2004, the shareholder's meeting has decided to grant the stock option to certain directors and employees that is limited to 200,000 common shares.

The stock options to purchase the treasury stocks and to purchase newly issued shares will have a dilutive effect only when the average market price of common stocks during each fiscal year exceeds the exercise price of these options. During the 2002, 2003 and 2004 fiscal years average market price did not exceed the exercise price given. Accordingly there is no dilutive effect on earnings per share.

17 Contingent Liabilities

Based upon information currently available, the Company and its consolidated subsidiaries have no significant pending lawsuits.

18 Segment Information

(1) Segments by industry

	Millions of yen				
March 31, 2002	Printing business	Other businesses	Total	Elimination/ Corporate	Consolidated
I. Net sales:					
(1) Outside customers	¥155,781	¥40,708	¥196,489	¥ –	¥196,489
(2) Inter-segment	329	1,320	1,649	(1,649)	–
Total	156,110	42,028	198,138	(1,649)	196,489
Operating expenses	135,504	40,573	176,077	1,524	177,601
Operating profit	¥ 20,606	¥ 1,455	¥ 22,061	¥ (3,173)	¥ 18,888
II. Assets, depreciation and capital expenditure:					
Assets	¥106,237	¥13,901	¥120,138	¥30,841	¥150,979
Depreciation	4,629	57	4,686	15	4,701
Capital expenditure	6,572	8	6,580	–	6,580

March 31, 2003	Printing business	Other businesses	Total	Elimination/ Corporate	Consolidated
	Millions of yen				
I. Net sales:					
(1) Outside customers	¥149,475	¥41,849	¥191,324	¥ –	¥191,324
(2) Inter-segment	286	1,310	1,596	(1,596)	–
Total	149,761	43,159	192,920	(1,596)	191,324
Operating expenses	132,975	41,622	174,597	1,697	176,294
Operating profit	¥ 16,786	¥ 1,537	¥ 18,323	¥(3,293)	¥ 15,030
II. Assets, depreciation and capital expenditure:					
Assets	¥110,518	¥13,887	¥124,405	¥24,585	¥148,990
Depreciation	4,530	41	4,571	59	4,630
Capital expenditure	10,453	8	10,461	–	10,461

March 31, 2004	Printing business	Other businesses	Total	Elimination/ Corporate	Consolidated
	Millions of yen				
I. Net sales:					
(1) Outside customers	¥150,447	¥43,538	¥193,985	¥ –	¥193,985
(2) Inter-segment	289	1,602	1,891	(1,891)	–
Total	150,736	45,140	195,876	(1,891)	193,985
Operating expenses	133,661	44,079	177,740	479	178,219
Operating profit	¥ 17,075	¥ 1,061	¥ 18,136	¥(2,370)	¥ 15,766
II. Assets, depreciation and capital expenditure:					
Assets	¥111,392	¥14,576	¥125,968	¥32,109	¥158,077
Depreciation	4,887	128	5,015	18	5,033
Capital expenditure	9,022	3	9,025	–	9,025

March 31, 2004	Printing business	Other businesses	Total	Elimination/ Corporate	Consolidated
	Thousands of U.S. dollars				
I. Net sales:					
(1) Outside customers	$1,423,469	$411,944	$1,835,413	$ –	$1,835,413
(2) Inter-segment	2,737	15,153	17,890	(17,890)	–
Total	1,426,206	427,097	1,853,303	(17,890)	1,835,413
Operating expenses	1,264,649	417,061	1,681,710	4,526	1,686,236
Operating profit	$ 161,557	$ 10,036	$ 171,593	$(22,416)	$ 149,177
II. Assets, depreciation and capital expenditure:					
Assets	$1,053,952	$137,915	$1,191,867	$303,801	$1,495,668
Depreciation	46,235	1,212	47,447	173	47,620
Capital expenditure	85,361	33	85,394	–	85,394

Notes:
a) Segment information by business activity is determined by considering the product line, the product market and the management control of the business.
b) Main products of each business segment:
i) Printing business: Printing of business forms and Data Printing Services.
ii) Other businesses: Sales of supplies and equipment related to the printing business, business information operating services and other.
c) Corporate expenses mainly include administrative expenses of the Company.
d) "Assets" mainly includes short-term deposits and long-term investments of the Company.

(2) Geographic Areas

The geographic information of consolidated subsidiaries located in countries or regions outside of Japan are not presented since sales and assets of the Company and its consolidated subsidiaries located in Japan exceed 90% of consolidated sales in total and consolidated assets in total.

June 29, 2004

To the Board of Directors
of TOPPAN FORMS CO., LTD.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of TOPPAN FORMS CO., LTD. and its consolidated subsidiaries at March 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2004, in conformity with accounting principles generally accepted in Japan. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in Japan which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

ChuoAoyama PricewaterhouseCoopers
(Certified Public Accountants)

PRINCIPAL SUBSIDIARIES AND AFFILIATES

(As of March 31, 2004)

Name	Country	Main business	Issued capital (Thousands)	Equity held by the Company (%)
Toppan Forms (Hamamatsu) Co., Ltd.	Japan	Manufacture of business forms	¥ 100,000	100.0
Toppan Forms Operation Co., Ltd.	Japan	Operation and administration of computers	¥ 100,000	100.0
Toppan Forms Process Co., Ltd.	Japan	Processing of business forms and DPS operations	¥ 100,000	100.0
Techno Toppan Forms Co., Ltd.	Japan	Sale, maintenance, and repair of office equipment	¥ 100,000	100.0
Toppan Forms (Sanyo) Co., Ltd.	Japan	Manufacture of business forms	¥ 50,000	100.0
Toppan Forms Logistics and Services Co., Ltd.	Japan	Distribution, delivery, and storage services	¥ 50,000	100.0
Toppan Forms Services (Kansai) Co., Ltd.	Japan	Distribution, delivery, and storage services Processing of business forms and DPS operations	¥ 50,000	100.0
T.F. Company Limited	Hong Kong	Holding company	HK$15,000	100.0
Toppan Forms Card Technologies Ltd.	Hong Kong	Manufacture and sale of plastic cards; sale of card-related products	HK$ 2,000	70.0*[1]
Toppan Forms (Hong Kong) Ltd.	Hong Kong	Manufacture and sale of business forms; sale of plastic cards, computer supplies, and office automation machines	HK$10,000	70.0*[2]
Toppan Forms (S) Pte. Ltd.	Singapore	Manufacture and sale of business forms; sale of machines for processing business forms	S$ 1,226	100.0*[3]

Total number of subsidiaries: 19

Total number of affiliates: 9

*[1] 30.0 percent directly owned by the Company and 40.0 percent indirectly owned through T.F. Company Limited.

*[2] Indirectly owned through T.F. Company Limited.

*[3] 52.3 percent directly owned by the Company and 47.7 percent indirectly owned through T.F. Company Limited.

BOARD OF DIRECTORS

(As of June 29, 2004)

Chairman & Representative Director
Yasuhiro Fukuda

President & CEO
Masanori Akiyama

Vice President
Ryuji Ouchi

Senior Managing Directors
Kenji Osanai
Takeo Sugi

Managing Directors
Kazuo Kato
Michikata Kono

Directors
Naoki Adachi
Toshifumi Motohara
Hirohito Okada
Kenjiro Matsumoto
Kenji Nitta
Takayoshi Otsubo
Keiichi Utaka

Corporate Auditors
Tatsuo Yamamoto (full-time)
Yukio Terada (full-time)
Kunio Sakuma
Takeshi Toyama

CORPORATE DATA

(As of March 31, 2004)

Head Office
7-3, Higashi Shimbashi 1-chome,
Minato-ku, Tokyo 105-8311, Japan
Tel: 03-6253-6000

Date of Establishment
May 1955

Shareholders' Equity
¥107,964 million

Common Stock
Authorized: 400,000,000 shares
Issued: 115,000,000 shares

Stock Listing
Tokyo Stock Exchange

Number of Employees
Parent Company: 2,609
Consolidated: 6,115

Independent Certified Public Accountant
ChuoAoyama Audit Corporation
(Member Firm of Pricewaterhouse Coopers LLP)

Transfer Agent
The Mitsubishi Trust and Banking Corporation

Number of Sales Offices
48

Number of Production Sites
10

Number of Distribution Centers
7

Shareholdings by Type of Shareholder (%)



Japanese Securities Firms
1.0%
Japanese Individuals and Others
8.0%
Japanese Financial Institutions
21.0%
Foreign Institutions and Individuals
10.0%
Other Japanese Corporations
60.0%

TOPPAN FORMS CO.,LTD.

3, Higashi Shimbashi 1-chome,
Minato-ku, Tokyo 105-8311, Japan
Tel: 03-6253-6000
http://www.toppan-f.co.jp/

Printed in Japan
This Annual Report was printed on recycled paper.

FILE No. 82-4759

(Excerpt translation)

June 14, 2004

To the Shareholders:

NOTICE OF THE 50TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that the 50th Ordinary General Meeting of Shareholders of the Company will be held as described below and you are cordially invited to attend the meeting.

Since voting rights can be exercised in writing even if you are not present at the meeting, please go over the information set forth below and send us by return mail the enclosed voting form indicating your approval or disapproval of the propositions and affixing your seal.

Yours very truly,

Toppan Forms Co., Ltd.

Yasuhiro Fukuda
President and Representative Director

7-3, Higashi Shinbashi 1-chome,
Minato-ku, Tokyo

Description

1. Date and hour:

June 29 (Tuesday), 2004, 10:00 a.m.

2. Place:

Toppan Forms Building, 1F Hall
7-3, Higashi Shinbashi 1-chome,
Minato-ku, Tokyo

3. Matters forming the objects of the meeting:

Matters to be reported:

Report on the business report, balance sheet and statement of income for the 50th business year (from April 1, 2003 to March 31, 2004).

Matters to be resolved:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 50th business year

Proposition No. 2: Amendment to the Articles of Incorporation

(The outline of the proposition is as set forth in the "INFORMATION RELATING TO VOTING" below.)

Proposition No. 3: Election of 14 Directors

Proposition No. 4: Granting of retirement gratuities to the retiring Directors

Proposition No. 5: Issuance of stock acquisition rights as stock options

(The outline of the proposition is as set forth in the "INFORMATION RELATING TO VOTING" below.)

Proposition No. 6: Acquisition by the Company of its own shares

\- - - - -

In attending the meeting, please present the enclosed voting form to the receptionist at the meeting.

(Attached document)

BUSINESS REPORT

(For the period from April 1, 2003 to March 31, 2004)

1. Outline of business activities:

(1) Business trends and achievement:

During the business year under review, the Japanese economy remained stagnant due to slow consumer spending and the difficult environment condition. However, the economy began to show some bright signs, such as increased exports, improved corporate earnings and higher stock prices.

In the business forms industry, demand declined as companies consolidated and abolished their systems and promoted networking, while product prices declined due to intensifying competition. As a result of these rapid changes in the demand structure, the business conditions continued to remain difficult.

Under these circumstances, the Company has focused on the improvement and development of paper media, such as business forms and data print service (DPS), and electronic media, such as IC tags, as well as on the strengthening of its capabilities to offer specialized solutions, such as systems and planning, and thus improved its system of comprehensive information management services. The Company, in response to changes in market needs, has also engaged in marketing activities for demand creation. Simultaneously, the Company and its group companies jointly have exerted their efforts to improve the efficiencies of their production processes to build up their corporate base.

Specifically, in the business forms sector, the Company has focused on developing anti-counterfeit security products and eco-friendly products. The Company has also exerted its active efforts to upgrade its existing products by launching an initiative to cut cost by half. Additionally, as related products, the Company commenced the marketing of full-color continuous printers compatible with special materials, including cards and labels.

In the DPS sector, in response to market needs for the processing of variable graphic data and color printing, the Company has upgraded its equipment and technologies and actively promoted development of new uses. Simultaneously, to improve its security systems for its customers' private information, its Osaka Data Center followed its Tokyo Data Center to acquire an "information security management system (ISMS)" authorization. Additionally, five of its business offices have newly acquired "Privacy Marks".

In the multimedia-related sector, the Company has focused its efforts on IC tags and promoted the planning of systems and products utilizing multi-band-compatible contactless IC chips. Furthermore, the Company has opened a Website to provide information on its radio frequency identification (RFID) technology and solution supporting services.

As to environmental protection, its Fussa Factory and Development Laboratory have

established environmental management systems (EMS) and acquired "ISO14001" authorizations, respectively.

As a result, sales amounted to ¥182,900 million, up 2.0% from the previous business year. Ordinary income amounted to ¥16,200 million, up 0.1% from the previous business year. Net income amounted to ¥9,400 million, up 10.4% from the previous business year.

The outlines of the respective business sectors of the Company are as follows:

Business Forms:

With regard to business forms, orders received for eco-friendly physical distribution-related forms and mail-related forms for notifications increased. However, demand decreased as customers rationalized their administrative processes and relied more on information technology. Due to intensifying competition, product prices declined. Thus, overall sales of business forms decreased from the previous business year.

In the DPS business, the Company has been under severe pressure as process prices declined and quantities per order for direct mails decreased. However, owing to new demand for outsourcing from the financial industry and personalized pamphlets with individually variable printing, overall sales in the DPS business increased favorably.

With regard to electronic media, due to an increase in sales of electronic systems for forms and documents and personal verification IC cards, sales increased strongly.

As a result, sales in the business forms sector as a whole increased modestly from the previous business year.

Products:

Sales of office supplies increased steadily as the Company increased its line and outlets of products, including supplies for office equipment, among other things.

In the business of office machines, while sales of card-related machines increased, sales as a whole increased only slightly from the previous business year as customers postponed major projects due to reduced investment and replacement demand remained weak.

The business of accepting operating administration and management was in good form as new network-related orders received increased.

As a result, sales in the products sector as a whole increased favorably.

<Sales by sector>

Sector	Current year		Previous year		Increase or decrease	
	Amount	Component ratio	Amount	Component ratio	Amount	Rate of increase
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Business forms	142,700	78.0	141,062	78.7	1,638	1.2
(DPS)	(46,726)	(25.5)	(44,214)	(24.7)	(2,512)	(5.7)
Products	40,202	22.0	38,279	21.3	1,923	5.0
Total	182,903	100.0	179,341	100.0	3,561	2.0

(2) Future challenges:

The future outlook of the Japanese economy has come to appear brighter as corporate earnings have improved and stock prices are higher. However, there is concern about the instability of the international situations and a rise in prices of materials. Thus, the business conditions are expected to remain severe.

In the business forms industry, printing demand is decreasing in quantities and changing in qualities intensively with the development of digitalization. Thus, it has become more important for the industry to establish drastic measures to cope with these trends.

Under these circumstances, the Company will place utmost emphasis on market orientation, commit itself to developing and upgrading its products and services and strengthening its solution capabilities and improve its comprehensive service systems of information management. Furthermore, the Company will at all times invest its management resources, including equipment and personnel, targeting growth areas, improve the efficiencies of its group-wide operations and exert its all-out efforts to strengthen its management bases and increase business results.

To commit itself to the global protection, the Company will promote thorough operation of its environment management systems (EMS) and develop and supply eco-products.

We genuinely hope our shareholders will continue providing their support and encouragement.

(3) Investment in plant and equipment:

Investment in plant and equipment during the business year under review totaled ¥8,700 million, which was spent mainly as follows:

In the DPS business, the Company introduced new facilities to improve its capabilities to process graphics and color printing and improved its quality assurance system.

With regard to electronic media, the Company added state-of-the-art machinery for treatment processes.

The Company completed construction of a new office building in Shiodome, Tokyo.

(4) Finance:

All required funds were principally covered by the Company's operating revenues and own funds.

(5) Business performance and assets:

Item	Business year: 47th April 1, 2000 - March 31, 2001	48th April 1, 2001 - March 31, 2002	49th April 1, 2002 - March 31, 2003	50th (current year) April 1, 2003 - March 31, 2004
Sales (million yen)	175,928	183,275	179,341	182,903
Ordinary income (million yen)	17,569	18,304	16,191	16,200
Net income for the year (million yen)	9,562	10,467	8,561	9,453
Net income per share (yen)	83.15	91.20	74.05	82.07
Total assets (million yen)	133,153	140,934	140,191	149,995
Net assets (million yen)	85,768	91,756	96,897	105,788
Net assets per share (yen)	745.81	799.93	845.19	925.42

(Notes)

1. As from the 47th business year, retirement benefit accounting and financial instrument accounting have become applicable.
2. As from the 48th business year, "treasury stock", which used to be stated in the section of Assets, is stated in the section of Shareholders' Equity, as a result of the amendment to the "Regulations Concerning Balance Sheets, Statements of Income, Business Reports and Their Accompanying Detailed Statements of Stock Corporations".
3. As from the 49th business year, the "Accounting Standard for Earnings per

Share" (Accounting Standard No. 2, Accounting Standards Board of Japan) and the "Implementation Guidance on Accounting Standard for Earnings per Share" (Accounting Standard Implementation Guidance No. 4, Accounting Standards Board of Japan) have become applicable.

4. As from the 50th business year (current year), financial statements are prepared pursuant to the provisions of the "Ministerial Ordinance to Amend Part of the Regulations to Enforce the Commercial Code" (Ministry of Justice Ordinance No. 7 dated February 28, 2003) of Japan.

2. Outline of the Company (as of March 31, 2004)

(1) Major businesses:

Section	Principal products
Business forms	Acceptance of services relating to continuous forms, sheet forms, applied forms, uniform slips, envelopes, catalogs, pamphlets, leaflets, cards, IC-related products, electronic media-related operations (electronic documents, Web-systems, etc.), etc.
	Data Print Service (DPS) Acceptance of development of information processing systems, acceptance of information processing and information transmission services, etc. Digital print on demand (DOD)
Products	Form processors, office machines, system machines, card machines, paper products (PPC paper, tack paper, labels, design stock products), various supplies for printers, various magnetic media, furnishings, fittings, system development and designs, programming, operations, etc. relating to information processing, etc.

(2) Main offices and plants:

(Translation omitted)

(3) State of shares:

1) Class and total number of shares authorized to be issued by the Company: 400,000,000 shares of common stock

2) Class and total number of issued shares: 115,000,000 shares of common stock

3) Number of shareholders: 9,622 persons

4) Principal shareholders:

Name	Shares in the Company held by principal shareholders		Shares in principal shareholders held by the Company	
	(thousand shares)	(%) (Ratio of voting rights)	(thousand shares)	(%) (Ratio of voting rights)
Toppan Printing Co., Ltd.	67,419	59.0	-	-
The Master Trust Bank of Japan, Ltd.	6,391	5.6		
Japan Trustee Services Bank, Limited	4,786	4.2	-	-
The Nomura Trust and Banking Company, Limited	3,832	3.4	-	-
Trust & Custody Services Bank Ltd.	2,748	2.4	-	-
Toppan Forms Group Employee Stock Ownership Plan	1,704	1.5	-	-
Zenkyoren (The National Mutual Insurance Federation of Agricultural Cooperatives)	1,294	1.1	-	-
The Chase Manhattan Bank NA London SL Omnibus Account	1,201	1.1	-	-
The Chase Manhattan Bank NA London	1,170	1.0		
State Street Bank and Trust Company	1,158	1.0	-	-

(Note) The above numbers of shares held by the trust banks include those related to their trust business.

5) Acquisition, disposition, etc. and possession by the Company of its own shares:

(1) Acquisition of shares:

Class and number: 322,100 shares of common stock
Acquisition amount: ¥384 million in total

(2) Possession of shares as of March 31, 2004:

Class and number: 767,180 shares of common stock
Acquisition amount: ¥1,386 million in total

No shares of treasury stock were disposed of or forfeited during the business year under review.

(6) State of stock acquisition rights:

(i) Stock acquisition rights currently issued:

(By resolution of the 48th Ordinary General Meeting of Shareholders)

Date of resolution:	June 27, 2002
Class of shares to be issued upon exercise of stock acquisition rights:	Shares of common stock
Number of shares to be issued upon exercise of stock acquisition rights:	151,000 rights (100 shares per stock acquisition right)
Number of stock acquisition rights:	1,510 rights
Issue price of a stock acquisition right:	Free of charge
Amount to be paid in upon exercise of a stock acquisition right:	¥213,100 per stock acquisition right
Period for exercising stock acquisition rights:	July 1, 2003 through June 30, 2008
Terms of exercise of stock acquisition rights:	The grantees may exercise the rights so granted for one year after retirement. The grantees shall cease to exercise the rights so granted upon death.
Matters concerning the transfer of stock acquisition rights:	No stock acquisition rights may be transferred or offered as a pledge.

(ii) Stock acquisition rights issued to parties other than shareholders on specifically favorable conditions during the business year under review:

(By resolution of the 49th Ordinary General Meeting of Shareholders)

Date of resolution:	June 27, 2003
Class of shares to be issued upon exercise of stock acquisition rights:	Shares of common stock
Number of shares to be issued upon exercise of stock acquisition rights:	157,000 rights (100 shares per stock acquisition right)
Number of stock acquisition rights:	1,570 rights
Issue price of a stock acquisition right:	Free of charge
Amount to be paid in upon exercise of a stock acquisition right:	¥125,500 per stock acquisition right

Period for exercising stock acquisition rights:	July 1, 2004 through June 30, 2009
Terms of exercise of stock acquisition rights:	The grantees may exercise the rights so granted for one year after retirement. The grantees shall cease to exercise the rights so granted upon death.
Matters concerning the transfer of stock acquisition rights:	No stock acquisition rights may be transferred or offered as a pledge.
Events and conditions to cancel stock acquisition rights:	1. In the event that a proposition for the approval of a merger agreement under which the Company shall be merged, or a proposition for the approval of a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders, the Company may cancel the stock acquisition rights without consideration. 2. The Company may at any time cancel the stock acquisition rights acquired and held by the Company without consideration.
Content of the favorable condition:	The Company issued the stock acquisition rights free of charge.

Names of the grantees of the stock acquisition rights and the numbers thereof:

(Translation omitted)

(7) State of employees:

Division	Number of employees (persons)	As compared with the end of the previous business year (+ or -) (persons)	Average age (years)	Average length of service (years)
Male	2,349	(-) 132	39.0	17.1
Female	260	(-) 12	32.8	9.9
Total	2,609	(-) 144	38.3	16.3

(8) State of business affiliations:

1. Relationship with the parent company:

   The parent company of the Company is Toppan Printing Co., Ltd., which holds 59.0% of the Company's voting rights.

   The Company has product transactions with the parent company.

2. State of major subsidiaries:

Name of Company	Capital stock	Ratio of voting rights (%)	Main business
Toppan Forms (Hamamatsu) Co., Ltd.	¥100 million	100.0	Manufacture of business forms
Toppan Forms Operation Co., Ltd.	¥100 million	100.0	Operations and maintenance of computers and the development of programs
Toppan Form Process Co., Ltd.	¥100 million	100.0	Processing services of computer-related forms
Techno Toppan Forms Co., Ltd.	¥100 million	100.0	Sale and maintenance of form-processing machinery and equipment
Toppan Forms (Sanyo) Co., Ltd.	¥50 million	100.0	Manufacture of business forms

Name of Company	Capital stock	Ratio of voting rights	Main business
Toppan Forms Logistics and Services Co., Ltd.	¥50 million	100.0	Forwarding business and warehousing business
Toppan Forms Services (Kansai) Co., Ltd.	¥50 million	100.0	Forwarding business and warehousing business
T. F. Company Limited	HK $15 million	100.0	Investment in overseas enterprises and development thereof
Toppan Forms (Singapore) Ltd.	S$1,226 thousand	100.0*	Sale of parts of machinery and equipment and business forms
Toppan Forms (Hong Kong) Ltd.	HK$10 million	100.0*	Manufacture and sale of business forms
Toppan Forms Card Technologies Ltd.	HK$2 million	100.0*	Manufacture and sale of cards

(Notes) 1. The ratios of voting rights marked with * include those held by the subsidiaries of the Company.

2. The ratios of voting rights of Toppan Forms (Hong Kong) Ltd. and Toppan Forms Card Technologies Ltd. held by the Company are 100% as from the business year under review.

3. Results of business affiliations:

The Company has 19 consolidated subsidiaries, including the 11 major subsidiaries mentioned above, and nine companies to which the equity method is applicable.

The consolidated sales for the business year under review amounted to ¥193,984 million, an increase of ¥2,660 million (up 1.4%) from the previous year and the consolidated net income for the business year amounted to ¥8,762 million, an increase of ¥1,132 million (up 14.8%).

(9) Major technical tie-ups:

1. Technical support

Company	Country	Contents
Toppan Forms (Hong Kong) Ltd.	People's Republic of China	Non-exclusive granting in the Hong Kong Special Administrative Region of know-how of corporate management and administration, as well as technologies and manufacturing and marketing know-how relating to business forms and other printed matters
Toppan Forms (Singapore) Ltd.	Singapore	Non-exclusive granting in Singapore of technologies and manufacturing and marketing know-how relating to business forms and other printed matters
Data Products Toppan Forms Ltd.	Thailand	Non-exclusive granting in Thailand of technologies and manufacturing and marketing know-how relating to business forms and other printed matters

2. Technical introduction:

Company	Country	Contents
R.R. Donnelly & Sons Company	U.S.A.	Exclusive grant of license of software relating to DPS (Data Print Service) in the possession of R.R. Donnelly & Sons Company
Digital Impact, Inc.	U.S.A.	Non-exclusive licensing of know-how and distribution systems relating to e-mail marketing of Digital Impact, Inc.
Tumbleweed Communications Corp.	U.S.A.	Non-exclusive distributorship in Japan of products of Tumbleweed Communications Corp.
Sony Corporation	Japan	Master agreement concerning IC card ("FeliCa") technologies of Sony Corporation and agreement on the transfer of card manufacturing technologies of Sony Corporation
Power Paper Ltd.	Israel	Exclusive grant of manufacturing license of Power Cosmetics products in the possession of Power Paper Ltd., in Japan and nine Asia-Pacific countries

(10) Principal lender:

Not applicable.

(11) Directors and Statutory Auditors:

(As of March 31, 2004)

Title	Name
President and Representative Director	Yasuhiro Fukuda
Executive Vice President	Masanori Akiyama
Executive Vice President	Mineo Nagayasu
Senior Managing Director	Shigeyuki Yasunaga
Senior Managing Director	Mikihiko Shijo
Senior Managing Director	Ryuji Ouchi
Managing Director	Kouji Osanai
Managing Director	Takeo Sugi
Director	Naoki Adachi
Director	Toshifumi Motohara
Director	Kazuo Kato
Director	Masamichi Kuroda
Director	Michikata Kono
Director	Hirohito Okada
Statutory Auditor (full-time)	Tatsuo Yamamoto
Statutory Auditor (full-time)	Yukio Terada

Title	Name
Statutory Auditor	Kunio Sakuma
Statutory Auditor	Takeshi Toyama

(Notes) 1. Statutory Auditors Tatsuo Yamamoto, Kunio Sakuma and Takeshi Toyama are external auditors as provided for in Article 18, paragraph 1 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations of Japan.

2. Mr. Hirohito Okada was newly elected as Director and Messrs. Tatsuo Yamamoto, Yukio Terada and Kunio Sakuma were newly elected as Statutory Auditors at the 49th Ordinary General Meeting of Shareholders held on June 27, 2003 and assumed office.

3. Directors who retired during the business year under review:

Title upon retirement	Name	Date of retirement
Executive Vice President	Takashi Sano	June 27, 2003
Managing Director	Masahiro Seki	June 27, 2003
Director	Tadashi Ichii	June 27, 2003
Statutory Auditor	Tadao Masuda	June 27, 2003
Statutory Auditor	Norio Motegi	June 27, 2003
Statutory Auditor	Masatsugu Mitsugi	June 27, 2003

4. Change of the titles of Directors: (Translation omitted)

(12) Important fact concerning the state of the Company which occurred after the date of closing of accounts:

Nothing of significance to be reported.

(Notes) 1. The amounts given herein are stated by disregarding any fraction of the relevant unit indicated.

2. The numbers of shares given in a thousand or thousands of shares herein are stated by disregarding any fraction of a thousand shares.

BALANCE SHEET
(As of March 31, 2004)

ASSETS

	(million yen)
Current assets:	72,022
Cash on hand and in banks	19,922
Trade notes receivable	5,394
Trade accounts receivable	29,811
Securities	2,819
Merchandise	1,745
Finished products and work in process	7,732
Raw materials, purchased components and supplies	1,063
Deferred tax assets	963
Other current assets	2,668
Allowance for doubtful accounts	(99)
Fixed assets:	77,973
Tangible fixed assets:	56,395
Buildings	23,233
Structures	346
Machinery and equipment	12,451
Motor vehicles	35
Tools, furniture and fixtures	1,538
Land	18,104
Construction in progress	686
Intangible fixed assets:	1,340
Patent rights	18
Leaseholds	697
Software	499
Telephone rights	123
Industrial water rights	1
Investments and other assets:	20,238
Investment securities	11,316
Investment in subsidiaries' stock	1,991
Long-term prepaid expenses	140
Deposit and guarantee money	1,360
Insurance premium	4,247
Other investments and other assets	1,246
Allowance for doubtful accounts	(64)
TOTAL ASSETS	149,995

LIABILITIES

Current liabilities:	43,084
Trade notes payable	9,347
Trade accounts payable	24,330
Other accounts payable	1,403
Accrued corporate taxes, etc.	2,681
Accrued consumption taxes, etc.	26
Accrued expenses	1,821
Advance received	306
Allowance for bonuses	1,697
Equipment notes payable	1,292
Others current liabilities	177
Fixed liabilities:	1,123
Allowance for employee retirement benefits	630
Allowance for officers' retirement benefits	422
Deferred tax liabilities	70
TOTAL LIABILITIES	44,207

SHAREHOLDERS' EQUITY

Capital:	11,750
Additional paid-in capital:	9,270
Capital reserve	9,270
Retained earnings:	84,097
Earned surplus reserve	2,619
Voluntary reserve	71,695
General reserve	71,695
Unappropriated retained earnings for the year	9,782
Revaluation difference of stocks	2,056
Treasury stock	(1,386)
TOTAL SHAREHOLDERS' EQUITY	105,788
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	149,995

STATEMENT OF INCOME

(For the period from April 1, 2003 to March 31, 2004)

(million yen)

Ordinary income and expenses		
Operating income and expenses:		
Operating income		
Sales		182,903
Operating expenses		
Cost of sales	137,364	
Selling, general and administrative expenses	31,427	168,791
Operating income		**14,111**
Non-operating income and expenses:		
Non-operating income		
Interest and dividend income	1,528	
Rent income	1,754	
Other non-operating income	667	3,950
Non-operating expenses		
Lease expenses	1,630	
Exchange loss	136	
Other non-operating expenses	94	1,861
Ordinary income		**16,200**
Special income and expenses		
Special income		
Income from sale of fixed assets	0	
Income from sale of investment securities	688	
Other special income	14	704
Special expenses		
Loss from write-off of fixed assets	187	
Valuation loss of investment securities	111	
Valuation loss of memberships	29	
Restructuring expenses	796	
Other special expenses	2	1,126
Income before tax for the year		**15,778**
Corporate, inhabitant and enterprise taxes		5,800
Income tax adjustment		525
Net income for the year		**9,453**
Unappropriated retained earnings brought forward from the previous year		1,643
Interim dividends		1,313
Unappropriated retained earnings for the year		**9,782**

Notes to the Balance Sheet and Statement of Income:

1. Significant accounting policies:

(1) Basis and method of valuation of securities:

Securities for trading purposes:

Stated at market value (Selling costs are determined by the periodic average method.).

Bonds to be held to maturity:

Stated by the amortized cost method.

Investment in subsidiaries' stock and affiliates' stock:

Stated at cost, determined by the periodic average method.

Other securities:

(i) Securities with market value:

Stated at market value, determined by market prices, etc. as of the close of the business year (Revaluation differences are all transferred directly to capital. Selling costs are determined by the periodic average method.).

(ii) Securities without market value:

Stated at cost, determined by the periodic average method.

(2) Basis and method of valuation of derivatives: Stated at market value.

(3) Basis and method of valuation of inventories:

Merchandise (supplies), raw materials, purchased components and supplies:

Stated at cost, determined by the first-in, first-out method.

Merchandise (machines), finished products and work in process:

Stated at cost, determined by the identified cost method.

(4) Method of depreciation of fixed assets:

Based on the same manner as stipulated in the Corporate Tax Law of Japan.

Tangible fixed assets: Stated by the fixed rate method.

However, with regard to buildings (excluding appurtenances thereto) acquired on or after April 1, 1998, the straight-line method is applicable.

Intangible fixed assets: Stated by the straight-line method.

Depreciation of software for use by the Company is made by the straight-line method based on the estimated useful life within the Company (mainly, five years).

Long-term prepaid expenses: Stated by the straight-line method.

(5) Basis for translation of foreign currency assets and liabilities into Japanese currency:

Receivables and payables in foreign currency are translated into Japanese yen based on the spot exchange rate as of the close of the business year and exchange differences are treated as exchange gains or losses.

(6) Calculation basis of allowances:

Allowance for doubtful accounts:

In order to provide for losses from bad debts, the Company sets aside an estimated uncollectible amount, by taking into consideration the actual loss rate in respect of general credits and the individual possibilities of collection in respect of specific credit, including possible non-performing credits and claims.

Allowance for bonuses:

An allowance is provided for the bonuses estimated to be paid to employees which are to be incurred during the business year.

Allowance for employee retirement benefits:

To meet the payment of retirement benefits to employees, the Company provides a reserve equivalent to retirement benefit obligations as of the close of the business year with the addition or reduction (as the case may be) of unrecognized prior-year service obligations and unrecognized actuarial differences, minus the amount of plan assets. Actuarial differences are treated as expenses from the next following business year, based on the straight-line method for a specific period of years (15 years) not exceeding the average remaining years of service of employees when such differences occur.

Allowance for officers' retirement benefits:

The Company provides for the amount that would be required to pay for officers' retirement benefits by its internal rules if all Directors and Statutory Auditors terminated their office at each balance sheet date. This allowance comes under Article 43 of the Regulations to Enforce the Commercial Code of Japan.

(7) Method of treatment of lease transactions:

With regard to the treatment of financial lease transactions other than those in which the ownership of leased properties is considered to be transferred to borrowers, the method for regular lease transactions applies.

(8) Other significant accounting policies concerning the preparation of the balance sheet and statement of income:

Accounting treatment of consumption taxes:

Consumption taxes are treated on the tax exclusion method.

2. Notes to the Balance Sheet:

(1) Money debts due from and to the controlling shareholder:

Short-term money debts due from the controlling shareholder:	¥1,284 million
Long-term money debts due from the controlling shareholder:	¥0 million
Short-term money debts due to the controlling shareholder:	¥622 million

(2) Money debts due from and to subsidiaries:

Short-term money debts due from subsidiaries:	¥1,374 million
Long-term money debts due from subsidiaries:	¥100 million
Short-term money debts due to subsidiaries:	¥7,008 million

(3) Accumulated depreciation of tangible fixed assets: ¥64,690 million

(4) Lease assets:

In addition to the fixed assets reported in the balance sheet, printing facilities at the Hino Factory is included in the important fixed assets used under lease agreements.

(5) Guarantee obligations outstanding: ¥101 million

(6) Total number of shares authorized to be issued
by the Company: 400,000 thousand shares of common stock

Total number of issued shares:	115,000 thousand shares of common stock
Treasury stock:	767,180 shares of common stock

(7) Dividend restriction:

The amount of net assets increased by ¥2,056 million after the assets as set forth in Article 124, item 3 of the Regulations to Enforce the Commercial Code of Japan were marked to market.

3. Notes to the Statement of Income:

(1) Amount of transactions with the controlling shareholder:

Sales amount:	¥6,428 million
Purchase amount:	¥4,277 million
Other operating transactions:	¥45 million
Amount of transactions other than operating transactions:	¥1 million

(2) Amount of transactions with subsidiaries:

Sales amount:	¥1,730 million
Purchase amount:	¥43,326 million
Other operating transactions:	¥14,128 million
Amount of transactions other than operating transactions:	¥3,190 million

(3) Research and development expenses included in cost of sales and selling, general and administrative expenses: ¥2,264 million

(4) Breakdown of restructuring expenses:

Expenses of relocation of the head office building:	¥352 million
Expenses of relocation of the Kansai office building:	¥64 million
Special employee retirement benefits:	¥379 million

(5) Net income per share: ¥82.07

Net income per share is calculated on the following bases:

Net income:	¥9,453 million
The amount not attributable to the holders of shares of common stock:	¥75 million
(Bonuses to officers by appropriation of retained earnings)	¥75 million
Net income relating to the shares of common stock:	¥9,378 million
Average number of shares of common stock during the business year:	114,273 thousand shares

4. Additional Information

(1) Tax effect accounting:

(i) Breakdown of deferred tax assets by major factors of accrual:

(as of March 31, 2004)

	(million yen)
(Current assets)	
Deferred tax assets	
Allowance for bonuses	690
Accrued enterprise taxes	251
Others	21
Total deferred tax assets	963
(Fixed assets)	
Deferred tax assets (liabilities)	
Excess over amount allowable for depreciation expenses	184
Retirement benefit cost	602
Allowance for officers' retirement benefits	171
Excess over amount allowable for allowance for doubtful accounts	18
Valuation loss of investment securities, etc.	137
Valuation loss of memberships	172
Revaluation differences of other securities	(1,411)
Others	54
Net deferred tax liabilities	(70)

(2) Retirement benefit accounting:

(i) Outline of the retirement benefit plan adopted by the Company:

As a defined benefit plan, the Company has adopted a tax-qualified pension plan in respect of an amount equivalent to 100% of retirement allowances to retirees pursuant to its pension plan rules, effective as from August 29, 1970.

(ii) Retirement benefit obligations and the breakdown thereof:

	(million yen)
Retirement benefit obligations	18,709
Plan assets	14,004
Unfunded retirement benefit obligations	4,705
Unrecognized actuarial differences	4,074
Allowance for employee retirement benefits	630

(Note) The plan assets include ¥1,612 million of plan assets in the retirement benefit trust.

(iii) Breakdown of retirement benefit cost:

	(million yen)
Service cost	941
Interest cost	466
Expected investment yields	(-) 377
Appropriated amount of actuarial differences as cost	487
	1,517

(iv) Basis for calculating retirement benefit obligations, etc.:

Discount rate	2.5%
Rate of expected investment yields	3.5%
Method of periodic allocation of estimated amounts of retirement benefits	Periodic flat-rate formula
Years of appropriation of the difference upon restatement of the accounts	Amortized in a lump sum upon restatement of the accounts

PROPOSED APPROPRIATION OF RETAINED EARNINGS

	(yen)
Unappropriated retained earnings for the year:	9,782,779,220
The above amount will be appropriated as follows:	
Dividends (¥11.50 per share)	1,313,677,430
Directors' bonus	75,000,000
Voluntary reserve	
General reserve	6,500,000,000
Unappropriated retained earnings carried forward	1,894,101,790

(Notes)

1. On December 10, 2003, interim dividends totaling ¥1,313,677,430 (¥11.50 per share) were paid.
2. Dividends are calculated by exclusion of 767,180 shares of treasury stock.

Copy of Account Auditors' Audit Report

INDEPENDENT AUDITOR'S REPORT

May 14, 2004

To: The Board of Directors
Toppan Forms Co., Ltd.

In accordance with the provision of Article 2, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan, we, the undersigned auditing firm, audited the financial statements, or balance sheet, statement of income, business report (to the extent it relates to accounting) and proposed appropriation of retained earnings and their accompanying detailed statements (to the extent they relate to accounting) of Toppan Forms Co., Ltd. (the "Company") for the 50th business year covering the period from April 1, 2003 to March 31, 2004. The portion of the business report and the accompanying detailed statements subjected to audit consisted of those of the matters contained therein which were stated on the basis of the entries in the Company's accounting books. Management of the Company is responsible for preparing such financial statements and their accompanying detailed statements and our responsibility is to express our opinions thereon from an independent standpoint.

We made such audit in compliance with generally accepted fair and reasonable auditing standards in Japan. The auditing standards require us to have a reasonable assurance whether any material misrepresentation exists in the financial statements and their accompanying detailed statements or not. Our audit was made on a test basis and included the examination of the presentations in their entirety in the financial statements and their accompanying detailed statements, including the evaluation of the accounting policies and methods of application thereof employed by management and estimates made by management. We consider that as a result of our audit, we have obtained a reasonable basis for expressing our opinions. The auditing procedures also included those followed in respect of any of the subsidiaries of the Company as we considered necessary.

As a result of such audit, we are of the opinion:

(1) That such balance sheet and statement of income present fairly the state of the property and profit and loss of the Company in accordance with the laws, ordinances and the Articles of Incorporation;

(2) That the business report (to the extent it relates to accounting) presents fairly the state of the Company in accordance with laws, ordinances and the Articles of Incorporation;

(3) That the proposed appropriation of retained earnings is in conformity with laws, ordinances and the Articles of Incorporation; and

(4) That with respect to the accompanying detailed statements (to the extent they relate to accounting), there is nothing to be pointed out in accordance with the provisions of the Commercial Code of Japan.

There is no such relation of interests between the Company and this audit corporation or any participating partner thereof as is required to be stated under the Certified Public Accountant Law of Japan.

ChuoAoyama Audit Corporation

By Katsunori Sasayama (seal)
Certified Public Accountant
Representative Partner
Participating Partner

By Masahiro Yamomoto (seal)
Certified Public Accountant
Representative Partner
Participating Partner

Copy of the Board of Statutory Auditors' Audit Report

AUDIT REPORT

We, the Board of Statutory Auditors of the Company, upon receipt from each Statutory Auditor of his method and results of auditing the performance by Directors of their duties during the 50th business year from April 1, 2003 to March 31, 2004, prepared this audit report upon deliberation and hereby report as follows:

1. Method of Audit by Statutory Auditors in Outline:

   (1) Each Statutory Auditor, in accordance with the audit policy, etc., as determined by the Board of Statutory Auditors, attended meetings of the Board of Directors and other important meetings, received from Directors, etc. reports on the business operations, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and principal business offices of the Company.

   (2) We required the subsidiaries to render reports on their business operations and made investigation into the state of activities and property thereof whenever necessary.

   (3) We also required the Company's Account Auditors to render reports on and accounts of their audit and examined the financial statements and their accompanying detailed statements.

   (4) With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its own shares, etc., we, in addition to following the aforementioned method of audit, required Directors, etc. to render reports on and made a full investigation into the state of any transaction in question whenever necessary.

2. Results of Audit:

   We are of the opinion:

   (1) That the method and results of the audit made by the Company's Account Auditors, ChuoAoyama Audit Corporation, are proper;

   (2) That the business report fairly presents the state of the Company in accordance with laws, ordinances and the Articles of Incorporation;

   (3) That the proposition relating to the appropriation of retained earnings has nothing to be remarked in the light of the state of property of the Company and

other circumstances;

(4) That the accompanying detailed statements fairly present the matters to be stated therein and contain nothing to be pointed out;

(5) That in connection with the performance by Directors of their duties, no dishonest act or material fact of violation of laws, ordinances or the Articles of Incorporation exists; and

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its own shares, etc., we find no breach of duties on the part of the Directors.

(6) That with respect to the performance by Directors of their duties in connection with the subsidiaries, there is nothing to be remarked.

May 21, 2004

The Board of Statutory Auditors
Toppan Forms Co., Ltd.

Tatsuo Yamamoto (seal)
Standing Statutory Auditor
(Full-time)

Yukio Terada (seal)
Statutory Auditor
(Full-time)

Kunio Sakuma (seal)
Statutory Auditor

Takeshi Toyama (seal)
Statutory Auditor

(Note) Statutory Auditors Tatsuo Yamamoto, Kunio Sakuma and Takeshi Toyama are external auditors as provided for in Article 18, paragraph 1 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations of Japan.

INFORMATION RELATING TO VOTING

1. Total number of voting rights of all the shareholders:

   1,142,274 rights

2. Propositions and explanatory information:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 50th business year

Management proposes to appropriate retained earnings with the aim of strengthening the corporate base of the Company and the aggressive business development in the future, as set forth on page 26 hereof.

With regard to year-end dividends for the business year under review, management proposes to pay a dividend of ¥11.50 per share, which will, together with the interim dividend of ¥11.50 per share, total ¥23 per share.

Proposition No. 2: Amendment to the Articles of Incorporation

1. Reasons for the amendment:

   (1) To enable the Company to receive package orders for events, etc., it is hereby proposed that the term "soft drinks" in item 13 of Article 2 (Objective) of the Articles of Incorporation be changed to "beverages, including alcoholic beverages".

   (2) Pursuant to the enforcement of the "Law to Amend Part of the Commercial Code and the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" (2003 Law No. 132) of Japan as of September 25, 2003, which authorizes a company to acquire its own shares by resolution of its board of directors pursuant to the provision of its articles of incorporation, it is hereby proposed that a new Article 6 (Acquisition by the Company of its own shares) be established in the Articles of Incorporation to allow the Company to implement its capital policies with agility in response to changing business conditions. Subject to the establishment of the new Article 6 (Acquisition by the Company of its own shares), it is hereby proposed that the numbering of each of the existing Article 6 of the Articles of Incorporation and thereafter be carried down.

2. The particulars of the proposed amendment:

The particulars of the proposed amendment are as follows:

(Underlines show the amendment.)

Existing Articles of Incorporation	Proposed amendment
Chapter I. General Provisions	Chapter I. General Provisions
(Objective)	(Objective)
Article 2. The objective of the Company shall be to engage in the following activities:	Article 2. The objective of the Company shall be to engage in the following activities:
(1) to (12) (Descriptions omitted)	(1) to (12) (Same as existing)
(13) Sale of daily sundries, foods and soft drinks.	(13) Sale of daily sundries, foods and beverages, including alcoholic beverages.
(14) to (19) (Descriptions omitted)	(14) to (19) (Same as existing)
Article 5. (Descriptions omitted)	Article 5. (Same as existing)
(To be established)	(Acquisition by the Company of its own shares) Article 6. The Company may, by resolution of the Board of Directors, purchase its own shares pursuant to the provision of Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan.
Article 6 to 39 (Descriptions omitted)	Article 7 to 40 (Same as existing) (The number of each Article hereinafter to be carried down)

Proposition No. 3: Election of 14 Directors

The term of office of all the Directors of the Company will expire at the close of this Ordinary General Meeting of Shareholders. Hence, it is hereby proposed that 14 Directors be elected.

The candidates for Directors are as set forth below: (Translation omitted)

Proposition No. 4: Granting of retirement gratuities to the retiring Directors

It is hereby proposed that retirement gratuities be granted to Directors Mineo

Nagayasu, Shigeyuki Yasunaga, Mikihiko Shijo and Masamichi Kuroda, who will retire upon expiration of term of office at the close of this Ordinary General Meeting of Shareholders, in appreciation of services rendered by them while in office, within the extent of a reasonable amount in accordance with the established standards of the Company and that determination of the actual amount, the time and method of presentation, etc. be left to the Board of Directors.

Proposition No. 5: Issuance of stock acquisition rights as stock options

To afford incentives to and raise the morale of the Directors and employees of the Company, it is hereby proposed that pursuant to the provisions of Article 280-20 and Article 280-21 of the Commercial Code of Japan, the Company issue stock acquisition rights to the Directors and employees without consideration, in the manner as outlined below:

Outline of the issuance of stock acquisition rights

1. Qualified grantees of stock acquisition rights:

   Directors and employees of the Company.

2. Class and number of shares to be issued upon exercise of stock acquisition rights:

   Not exceeding 200,000 shares of common stock of the Company.

   In the event that the Company divides or consolidates its shares, the said number of shares to be issued upon exercise of the stock acquisition rights shall be adjusted in accordance with the following formula.

   Such adjustment shall be made only to the number of shares in respect of which the said stock acquisition rights have not been exercised then, with any fraction of one share occurring upon such adjustment discarded.

Number of shares as adjusted	=	Number of shares before adjustment	x	Division/consolidation ratio

3. Total number of stock acquisition rights to be issued:

   Not exceeding 2,000 rights (Number of shares to be issued upon exercise of a stock acquisition right: 100 shares; provided however, that in case of any adjustment mentioned in item 2 above, similar adjustment shall be made).

4. Issue price of a stock acquisition right:

   Free of charge.

5. Amount to be paid in upon exercise of a stock acquisition right:

   The amount to be paid in for each stock acquisition right shall be an amount obtained by multiplying the paid-in amount per share determined as set forth herein, by the

number of shares to be issued upon exercise of a stock acquisition right as set forth in item 3 above. The paid-in amount per share shall be an amount obtained by multiplying by 1.05, the higher of (i) the closing price of the Company's shares on the Tokyo Stock Exchange (regular transaction) on the business day immediately preceding the day on which the stock acquisition rights shall be issued and (ii) the average of the closing prices of the Company's shares on the Tokyo Stock Exchange (regular transaction) for the days (exclusive of any day on which transactions are not validly made) of the month immediately preceding the month during which the General Meeting of Shareholders shall be convened, with any fraction of one yen occurring upon such calculation rounded upward to the nearest one yen. If the amount so obtained falls below the closing price on the day on which the stock acquisition rights shall be issued (or if transactions are not validly made on that day, the closing price on the immediately preceding day), it shall be the closing price on the day on which the stock acquisition rights shall be issued (or if transactions are not validly made on that day, the closing price on the immediately preceding day).

In the event that the Company divides or consolidates its shares after the issuance of the stock acquisition rights, the said paid-in amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount as adjusted} = \text{Paid-in amount before adjustment} \times \frac{1}{\text{Division/consolidation ratio}}$$

In addition, in the event that the Company issues new shares or disposes of its shares of treasury stock at a price lower than the current market price, the said paid-in amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount as adjusted} = \text{Paid-in amount before adjustment} \times \frac{\text{Number of already issued shares} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in price per share}}{\text{Current market price per share}}}{\text{Number of already issued shares} + \text{Number of newly issued shares}}$$

6. Stock acquisition right exercise period:

From July 1, 2005 to June 30, 2010.

7. Terms and conditions of the exercise of stock acquisition rights:

(i) Any grantee of stock acquisition rights who retires as Director or employee or dies shall be treated as follows:

- Retirement as Director: The Director shall be entitled to exercise the rights so granted for one year after retirement.

- Retirement as employee: The employee shall be entitled to exercise the rights so granted for one year after retirement in case of mandatory retirement or retirement at request of the Company.

- Death of any grantee: The grantee shall cease to exercise the rights so granted upon death; provided, however, that in case of a death due to occupational accident, an heir shall be entitled to exercise the rights for one year.

(ii) No stock acquisition rights may be transferred or offered as a pledge.

(iii) Any other term and condition of the exercise of stock acquisition rights shall be as stipulated in a contract for granting stock acquisition rights.

8. Events and conditions to cancel stock acquisition rights:

(i) In the event that a proposition for the approval of a merger agreement under which the Company shall be merged, or a proposition for the approval of a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders of the Company, the Company may cancel the stock acquisition rights without consideration.

(ii) The Company may at any time cancel the stock acquisition rights acquired and held by the Company without consideration.

9. Restriction on a transfer of stock acquisition rights:

Any transfer of stock acquisition rights shall be subject to the approval of the Board of Directors.

Proposition No. 6: Acquisition by the Company of its own shares

To allow management to implement capital policies with agility in response to changing business conditions, it is hereby proposed that the Company be authorized to acquire its shares of common stock, not exceeding 2,000,000 shares, for the aggregate acquisition prices not exceeding ¥3,200 million during the period starting from the close of this Ordinary General Meeting of Shareholders to the close of the next Ordinary General Meeting of Shareholders, pursuant to the provisions of Article 210 of the Commercial Code of Japan.

- END -

(Translation)

June 29, 2004

To the Shareholders:

NOTICE OF RESOLUTIONS OF THE 50TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that reports were made and resolutions were adopted at the 50th Ordinary General Meeting of Shareholders of the Company held this day as described below.

Yours very truly,

Toppan Forms Co., Ltd.

Masanori Akiyama
President and Representative Director

7-3, Higashi Shinbashi 1-chome,
Minato-ku, Tokyo

Description

Matters reported:

Report on the business report, balance sheet and statement of income for the 50th business year (from April 1, 2003 to March 31, 2004).

The particulars of the above accounting documents were reported to the meeting.

The balance sheet and statement of income are disclosed on the Website of the Company (http://www.toppan-f.co.jp/) in lieu of public notice of the settlement of accounts on the Nihon Keizai Shimbun.

Matters resolved:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 50th business year

The proposition was approved and adopted as proposed. The dividend was decided to be ¥11.50 per share.

Proposition No. 2: Amendment to the Articles of Incorporation

The proposition was approved and adopted as proposed that the term "soft drinks" in item 13 of Article 2 (Objective) of the Articles of Incorporation be changed to "beverages, including alcoholic beverages" to enable the Company to receive package orders for events, etc., and that pursuant to the enforcement of the "Law to Amend Part of the Commercial Code and the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" (2003 Law No. 132) of Japan as of September 25, 2003, a new Article 6 (Acquisition by the Company of its own shares) be established in the Articles of Incorporation to authorize the Company to acquire its own shares by resolution of its Board of Directors pursuant to the provision of its Articles of Incorporation.

Proposition No. 3: Election of 14 Directors

The proposition was approved and adopted as proposed. Messrs. Yasuhiro Fukuda, Masanori Akiyama, Ryuji Ouchi, Kenji Osanai, Takeo Sugi, Naoki Adachi, Toshifumi Morohara, Kazuo Kato, Michitake Kono and Hirohito Okada, 10 in all, were re-elected and Messrs. Kenjiro Matsumoto, Kenji Nitta, Hisayoshi Otsubo and Keiichi Udaka, 4 in all, were newly elected as Directors and assumed office, respectively.

Proposition No. 4: Granting of retirement gratuities to the retiring Directors

The proposition was approved and adopted as proposed that retirement gratuities be granted to retiring Directors Mineo Nagayasu, Shigeyuki Yasunaga, Mikihiko Shijo and Masamichi Kuroda, in appreciation of services rendered by them while in office, within the extent of a reasonable amount in accordance with the established standards of the Company and that determination of the actual amount and the time and method of presentation, etc. be left to the Board of Directors.

Proposition No. 5: Issuance of stock acquisition rights as stock options

The proposition was approved and adopted as proposed that pursuant to the provisions of Article 280-20 and Article 280-21 of the Commercial Code of Japan, the Company issue stock acquisition rights to its Directors and employees without consideration.

Proposition No. 6: Acquisition by the Company of its own shares

The proposition was approved and adopted as proposed that the Company be authorized to acquire its shares of common stock, not exceeding 2,000,000 shares, for the aggregate acquisition prices not exceeding ¥3,200 million during the period starting from the close of this Ordinary General Meeting of Shareholders to the close of the next Ordinary General Meeting of Shareholders, pursuant to the provisions of Article 210 of the Commercial Code of Japan.

- E N D -

It is to be added that, at the meeting of the Board of Directors held after the close of this Ordinary General Meeting of Shareholders, a resolution was adopted to change the positions of the Directors as described below:

Chairman and Representative Director:	Yasuhiro Fukuda
President and Representative Director:	Masanori Akiyama
Executive Vice President:	Ryuji Ouchi
Senior Managing Director:	Kouji Osanai
Senior Managing Director:	Takeo Sugi
Managing Director:	Kazuo Kato
Managing Director:	Michitake Kono

It is also to be added that after the close of this Ordinary General Meeting of Shareholders, the Statutory Auditors appointed Mr. Tatsuo Yamamoto as full-time Statutory Auditor from among their number and he assumed office.

Payment of dividends

We enclose herewith a "Notice of Payment of Dividends by Postal Transfer" and recommend that the payment of dividends for the 50th business year be received during the payment period (from June 30, 2004 to July 30, 2004) at any post office.

If you have already elected to receive payment of dividends by transfer to your bank account, please confirm the receipt of the payment as mentioned in a "Statement of Dividends for the 50th Business Year" and a "Confirmation of Account to Receive Dividends" enclosed herewith.